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                                                                   EXHIBIT 99.2

                                    VALUATION

                                W. W. CLYDE & CO.

                               AS OF JUNE 30, 1997












                                  PREPARED BY:



                           HOULIHAN VALUATION ADVISORS







                                OCTOBER 23, 1997





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                                October 23, 1997



Shareholders
W. W. Clyde & Co.
1375 North Main Street
P.O. Box 350
Springville, Utah  84663


Dear Shareholders:

        Attached is the valuation report on W. W. Clyde & Co. (hereinafter also referred to as "the Company"), which Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair market enterprise (controlling interest) value of W. W. Clyde & Co. as of June 30, 1997.

        The term "fair market value" is defined as that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        Our study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The book/liquidation value, transaction value, market value, and income value methods of valuation were utilized in arriving at an estimate of the fair market enterprise value of W. W. Clyde & Co.

        In preparing this valuation, we used information provided by W. W. Clyde & Co. Company management has represented the information as being reasonably complete and accurate. We did not make independent examinations of any financial statements or other information prepared by management which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information which would be helpful in this study.



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                                     Page 2



        Financial projections utilized in the valuation were prepared based on analysis of the Company's historical operating results and conversations with Company management. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

        This report has been prepared for the specific purpose of valuing the common stock of W. W. Clyde & Co. on an enterprise value basis pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of W. W. Clyde & Co. with three other related companies: Geneva Rock Products, Inc., Utah Service, Inc., and Beehive Insurance Agency, Inc. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA.

        Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Value is a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

        Our study has concluded that a reasonable estimate of the fair market enterprise value of W. W. Clyde & Co. as of June 30, 1997 (upon the contemplated consolidation of the Company with the three other aforementioned related companies) is $62,100,000 or $657.00 per share, based on 94,544 shares outstanding.

        Neither HVA or its principals have any present or intended interest in
W. W. Clyde & Co. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

        It has been a pleasure to perform this analysis for you. We look forward to serving you in the future.


                                        Houlihan Valuation Advisors



                                        by:    David Dorton, CFA, ASA
                                               Accredited Senior Appraiser



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                                TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
       I.  PREFACE                                                                         1

      II.  BASIC PRINCIPLES OF VALUATION                                                   2
     III.  INTRODUCTION                                                                    4
           A.  Purpose                                                                     4
           B.  Scope                                                                       4
           C.  Methodology                                                                 4

     IV.   COMPANY BACKGROUND                                                              5
           A.  Overview                                                                    5
           B.  Employees and Management                                                    7
           C.  Ownership                                                                   9

      V.   ECONOMIC OVERVIEW AND OUTLOOK                                                  10
           A.  National  - June 1997                                                      10
           B.  Utah - 1997                                                                14

     VI.   INDUSTRY OVERVIEW                                                              19
           A.  National Engineering and Construction Industry                             19
           B.  The Utah Commercial Construction Industry                                  28

    VII.   FINANCIAL REVIEW                                                               31
   VIII.   CROSS-SECTIONAL ANALYSIS                                                       35
     IX.   ESTIMATES OF VALUE                                                             37
           A.  Nature of the Security                                                     37
                1.  Control                                                               37
                2.  Marketability                                                         37
           B.  Normalization of Earnings                                                  38
                1.  Regression Analysis                                                   38
                2.  Past Averages                                                         39
                3.  Company Projections                                                   39
                4.  Projected Earnings                                                    39
           C.  Book/Liquidation Value                                                     40
           D.  Transaction Value                                                          41
           E.  Market Value                                                               41
           F.  Income Value                                                               45



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
                                                                                          Page
                                                                                          ----
      X.   SUMMARY AND CONCLUSION                                                         48
     XI.   EXHIBITS                                                                       49

                                TABLE OF CONTENTS
                                   (continued)

                                                                                          Page
                                                                                          ----
APPENDIX A:  W. W. Clyde & Co. - Financial Statement Summary

APPENDIX B:  Robert Morris Associates Industry Ratios -
             Contractors - Bridge, Tunnel & Elevated Highway Construction

APPENDIX C:  Statement of Limiting Conditions
APPENDIX D:  Professional Qualifications
APPENDIX E:  Internal Revenue Ruling 59-60, 1959-1 CB 237




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                                                                               1


                                     PREFACE

        This valuation study was conducted at the request of the shareholders of
W. W. Clyde & Co. (also referred to hereinafter as "the Company") to provide an estimate as to the fair market enterprise (controlling interest) value of the Company as of June 30, 1997. In preparing this report, information provided by the Company was used. Company management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. Houlihan Valuation Advisors ("HVA") is not in a position to certify the accuracy of basic data provided by the Company, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.



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                                                                               2

                          BASIC PRINCIPLES OF VALUATION

        The principles which have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between W. W. Clyde & Co.'s operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn. Fair market value is that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date. The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are usually only incidentally related. The value of securities which are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

    a. General economic conditions;

    b. Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

    c. Public attitude and investor sentiment toward particular industries and companies.



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                                                                               3

        Fair market value of securities which enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. Determination of fair market value of securities of a closely held corporation, however, cannot be determined as precisely, thus creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

        Professional valuation of a closely held company cannot be considered an exact science; however, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value which are reasonable and relevant.

        The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for W. W. Clyde & Co. change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.



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                                                                               4

                                  INTRODUCTION

                                     Purpose

        The purpose of this report is to determine the fair market enterprise (controlling interest) value of W. W. Clyde & Co. as of June 30, 1997, pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of W. W. Clyde & Co. with three other related companies: Geneva Rock Products, Inc., Utah Service, Inc., and Beehive Insurance Agency, Inc.

                                     Scope

        Both internal and external factors which influence the value of W. W. Clyde & Co. are analyzed and interpreted. Internal factors include the Company's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

                                  Methodology

        The report first looks at the background and operating characteristics of W. W. Clyde & Co. It next provides overviews of the national and Utah economies and the engineering and construction industry, each important as a description of the environment in which the Company operates. A financial analysis of the Company, as well as a comparative analysis of the results of the Company with those of the industry, follows. Finally, the report determines explicit controlling interest values for the Company via the application of alternative valuation techniques. Four valuation methods are employed: book/liquidation value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). After considering the



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                                                                               5

assumptions and relative justification of each valuation method, the results are synthesized into a final value estimate on a controlling interest basis of the common stock of the Company.

                               COMPANY BACKGROUND

Overview

        W. W. Clyde & Co. was founded in approximately 1926 by W. W. Clyde and was incorporated in 1933. Since that time, the company has been involved in the construction of interstate highways, bridges, dams, airports, mines, golf courses, environmental reclamation projects, large sitework/site preparation, and other types of large construction projects in the Intermountain region requiring massive earth moving and professional management. More miles of interstate highway construction have been built in the state of Utah by the Company than by any other contractor, and the Company has completed more than $400 million of construction projects throughout the Intermountain West.

        Examples of recent projects performed by W. W. Clyde & Co. include the Jordanelle Highway Relocation Project, which consisted of two projects totaling $32 million and involving 7.5 million cubic yards of excavation, drainage, and paving; the Cottonwood Preparation Plant, a $2.2 million project consisting of pouring concrete foundations for a truck dump, reclaiming conveyor multiplate, and erecting three 100 foot tall 14 foot diameter stacking/reclaim tubes; the USPCI Toxic Landfill Cell Z, Greyback Mountain Facility, a $3.6 million project involving constructing embankment, claylining cell, and covering HDPE liner (installed by others) with sand cover; and the Butterfield Canyon Reclamation Project, a $3.4 million project involving construction of a repository, leachate collection system, and cutoff wall, and placement of 750,000 cubic yards of mine waste rock in the repository.



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                                                                               6

        Other projects in which the Company is currently involved include environmental reclamation at the Bingham Canyon Mine for Kennecott Copper Corporation; a federal highway job over Wolf Creek Pass near Kamas, Utah; a project at the Winter Sports Park near Park City, Utah, which includes the earthwork and site drainage package for the Olympic bobsled/luge track; the South Mountain Development in Draper, Utah, including construction of the four-lane Highland Drive highway extension, residential roads, an equestrian center, a ballfield, an amphitheater, an 18-hole golf course, and all site storm drainage and detention basin construction; construction of a leach pad at Barneys Canyon Mine for Kennecott Barneys Canyon Mining Company; and construction of Hazardous Waste Cell Number 7 for USPCI/Laidlaw Environmental, Inc.

        W. W. Clyde & Co. has extensive experience in site work/site development projects. The Company recently completed three projects for expansion of the South Towne Mall, located in Sandy, Utah. Each of these projects required subexcavation and dynamic compaction of soils in the building areas, as well as other site development activities. The Company also recently completed the Western Distribution Project in Spanish Fork, Utah, a one million square foot warehouse/distribution center for Fingerhut Companies. This project included site preparation, site storm drainage, and concrete footing and foundation work. Other projects include building the Bonanza Power Plant base, a substation pad and binwall at the SUFCO mine, site work for the Hunter Coal Preparation and Blending Facility, and railroad grade and site preparation for Intermountain Power Agency. The Company has also been involved in a number of pipe installation projects for Intermountain Power Agency, USPCI, Kennecott Copper, the Bureau of Reclamation, Deseret Generation and Transmission Cooperative, Western Fuels-Utah, and Garkane Power Association.



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                                                                               7

        W. W. Clyde & Co. has numerous clients in both the public and private sector, including the Federal Highway Administration, the Utah Department of Transportation (UDOT), the U.S. Bureau of Reclamation, U.S. Pollution Control, Inc., Utah Power & Light (Pacificorp), Kennecott Corporation, the Wyoming Department of Transportation, Brush Wellman, Burns McDonnell, and many others. In 1995, the revenue mix between the public and private sectors was approximately 30% public/70% private; however, this mix can change significantly from year to year. For example, UDOT generated some 70% - 80% of the Company's total revenue up through the mid-1980s; this percentage has gone down dramatically since that time. The Company performs construction work throughout the Intermountain Area, primarily in Utah, Wyoming, Arizona, and Nevada. Most of the projects bid on by the Company are competitive bid projects. The Company's work is obviously seasonal, slowing down significantly during the winter months.

        W. W. Clyde & Co. purchases most of its concrete and other materials used for construction projects from Geneva Rock Products, Inc., a related company in which the Company owns a 34.77% equity interest. The Company also produces a limited supply of its own aggregates through two portable asphalt plants and three concrete vacuum plants which it owns.

        W. W. Clyde & Co.'s primary competitors are Gibbons & Reed, Gilbert Western, LeGrande Johnson, Harpers Excavating, and Ames Construction. Since these firms are similar in terms of performing high quality work, bid awards are usually granted to the low cost bidder. The Company's competitive strengths include its excellent reputation as a firm which has been a major player in the industry for over 60 years; its excellent financial strength (the Company is debt-free); its large, modern equipment fleet; its experienced and dedicated employee base (field and office supervisors average over



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                                                                               8

20 years of experience); its excellent safety record; and its commitment to quality work and environmental sensitivity.

Employees and Management

        W. W. Clyde & Co. currently has approximately 150 employees; this number varies substantially depending on workload and seasonality, increasing to over 200 at times. The Company has contracts with several unions, including the Operating Engineers Union, the Teamsters Union, the Laborers Union, the Cement Masons Union, and the Carpenters Union. All of these contracts contain "no strike" provisions. The Company considers its relationship with its employees to be generally excellent.

        The key members of the Company's management team are as follows:

* Richard C. Clyde, President and General Manager. Mr. Clyde has over 30 years of experience in the construction industry. He is the third generation of the Clyde family to be President and General Manager of the Company, being named to that position in 1986. Prior to that time, he was Vice President and Treasurer of the Company from 1982 to 1986, and Project Manager/Superintendent from 1976 to 1982. Mr. Clyde holds a B.S. degree from Brigham Young University. He is Past President and Director of the Utah Chapter of the Associated General Contractors of America; Past National Director of the Associated General Contractors of America; on the National Board of Directors of the American Road and Transportation Builders Association; and Director of the Utah Highway Users Federation. He is responsible for the management and business development of the Company.

* Paul B. Clyde, Vice President of Construction. Mr. Clyde has been Vice President of Construction of the Company since 1992. Prior to that, he was Vice President of Marketing, Estimating and Safety from 1986 to 1992; Vice President of Marketing and Estimating from 1983 to 1992; Chief Estimator from 1982 to 1983; and Project Manager/ Superintendent from 1969 to 1982. Mr. Clyde holds a B.S. degree in construction engineering and management from Arizona State University. He is past Chairman of the Highway Committee, past Director and past Chairman of the Safety Committee, and past Chairman of the Political Action Committee of the Utah Chapter of the Associated General Contractors of America. He is responsible for field construction, estimating and bidding of all projects performed by the Company.



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                                                                               9

* David R. Hales, Project Manager. Mr. Hales has been employed by the Company since 1982. Prior to that, he worked for Peter Kiewit & Sons for 3 1/2 years. Mr. Hales is the Company's Chief Estimator and Project Manager. Mr. Hales holds a B.S. degree from the Oregon Institute of Technology.

* Martin L. Schellenberg, Project Engineer. Mr. Schellenberg has worked for the Company as an engineer for over 20 years. His responsibilities have included project engineer, safety engineer, E.E.O. representative, surveyor, and estimator. He is currently responsible for estimating and all subcontract administration, and is project engineer on several small projects. His current emphasis is in the areas of reinforced concrete structures, small buildings, and pipeline construction. Prior to joining the Company in 1974, he worked as an Engineer for the Utah Department of Transportation for four years. Mr. Schellenberg holds a B.S. degree in civil engineering from Brigham Young University. He is a member of the American Society of Civil Engineers.

        Other key employees of W. W. Clyde & Co. are Rodney L. Burt, Project Superintendent, who has been with the Company on a full-time basis for 35 years; Coombs T. Hall, Project Superintendent, who joined the Company in 1988 after 22 years as Laborer Foreman and Vice President of H. E. Lowdermilk, Inc.; F. Allan Scheib, Project Superintendent, who has been with the Company since 1970; Jeffrey R. Clyde, Project Superintendent, who has been with the Company since 1986; Steven L. Clyde, Project Superintendent; and Bruce W. Dallin, who as Health and Safety Director since 1993 is responsible for loss control in conjunction with all liability claims, industrial hygiene in relation to workmen's compensation, occupational health, and safety management.

        Company management feels that it has adequate management succession in place, with the loss of any of these key employees not having a material long-term detrimental impact on the Company's operations.

Ownership

        W. W. Clyde & Co. has a total of 94,544 common shares issued and outstanding, held by 98 shareholders. There are no controlling shareholders; the largest shareholder is W.W. Clyde Investment



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                                                                              10

Co., which owns 31,935 shares (or 33.8% of the total). The next largest shareholder owns only 4,580 shares (or only 4.8% of the total).

                         ECONOMIC OVERVIEW AND OUTLOOK

National - June 1997

        To a greater extent than not, it is still the best of all possible worlds. For example, the economic uptrend, which is now in its seventh year, gives no sign of drawing to a close, notwithstanding some recent figures that suggest a moderately slower pace of growth in the months ahead. Inflation, at both the producer and consumer levels, is still muted, with most price indexes showing inflation at its lowest sustained levels in three decades. Short- and long-term interest rates remain relatively low, even after an earlier monetary tightening maneuver by a worried Federal Reserve Board. Corporate earnings continue to push higher, buoyed by rising demand and increasing productivity. And the stock market, an occasional setback aside, is still setting all-time highs with some regularity.

        The status quo, however, doesn't persist indefinitely. Thus, sooner or later, even the most carefully scripted scenario will come undone, or at least be modified sufficiently to change the prevailing assumptions. In fact, as noted above, we may already be seeing the first small cracks in the nation's economic armor, with recent figures showing an easing in retail sales, a flattening in industrial production, and a slight diminution in the growth of housing demand. Then too, while recent inflation figures have been generally reassuring, there is also no denying that selective pricing pressures are starting to build in the commodity area, with coffee, oil, and tobacco quotations all up sharply over the past several weeks. Finally, the Federal Reserve - which attempts to keep the economy and inflation on



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                                                                              11

an even keel - is currently in a somewhat more cautious mood than it was three or six months ago. In all, then, with the economy still apparently in good health, with a few clouds starting to appear in an otherwise bright inflation picture, and with Fed Chairman Alan Greenspan not backtracking from his earlier warnings about an excess of exuberance in the stock market, the penalties for the lead bank erring on the side of not lifting interest rates in the months ahead may now well exceed those for standing pat. And should the Fed, which saw prior long business expansions (in the 1960s and 1980s) end with a bout of rising inflation, fear a replay and raise rates once or twice more, economic growth would likely slow sufficiently to put a damper on corporate profits. The stock market, which is now trading at near-record levels and at lofty valuations, in part because of the almost uninterrupted growth in corporate earnings, might then face its first serious test in several years.

        The economy put on quite a show during the final three months of 1996, with real, inflation-adjusted gross domestic product (GDP) advancing at a scintillating 4.7% rate. The expansion then, to the surprise of many, picked up additional strength in the opening quarter of 1997, as higher levels of consumer spending and strength in the construction and industrial sectors helped produce growth that was close to 6%. Clearly, however, this stepup in economic activity was unnerving to the Federal Reserve, as the bank presumably saw in this acceleration the potential to bring about a much higher level of inflation. The rationale for this point of view is that such strong economic activity would sooner or later induce shortages of labor, materials, and manufacturing capacity. These shortages, in turn, would presumably lead to increased pricing pressures.

        The question now is whether or not we will see an encore in the second quarter. It is not likely that we will, since the retail, manufacturing, and construction sectors all appear to be leveling off. That



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                                                                              12

having been said, however, it should also be noted that there is no full-scale retreat in prospect either. Moreover, such a pullback is not anticipated to take hold in the near term, given the high levels of consumer confidence and the two-decade low in the unemployment rate. Instead, an orderly slowing in growth over the next four to six quarters is likely, with GDP increases averaging between 2.0% and 2.5%. Inflation and interest rates, meanwhile, should also hold at moderate levels, although with some upward bias. Corporate profit growth is likely to slow, in the meantime, but not turn down unless the economy slackens more than is now anticipated.

        Peering further out, Value Line projects the above tends to largely continue, with economic growth and inflation stepping up a bit, to around 3%, and with interest rates probably not veering appreciably from present levels. Corporate profits, fueled by increased productivity, additional technological innovation, and fairly steady growth in demand, are expected to rise at a mid-to-high single-digit percentage in most years. As always, though, these long-range projections do not allow for exogenous shocks, such as political upheavals, military flareups, oil embargoes, or ruinous trade wars, none of which can be predicted with any degree of assurance as to timing or even occurrence.

        As noted above, the U.S. economy really came on strongly during the final quarter of 1996 and the opening three months of this year. However, there are already signs that the economy got off to a rockier start in the second quarter. For example, retail sales declined in April; auto and truck sales fell as well; the nation's factories used less of their capacity in the most recent month; and housing starts, albeit up in the latest survey, were still below their earlier peak, while building permits, a harbinger of future construction activity, actually edged downward. All of this having been said, however, the U.S. economy continues to be remarkably resilient. In fact, with the consumer continuing to be optimistic and with improving employment figures further underpinning this confidence, the case for sustained 2.0% - 2.5% growth over the balance of this year is still quite strong.

        The inflation news continues to be good as well, with wholesale and consumer inflation steadfastly holding at modest levels. Moreover, no basic change in trend over the next year or so is likely, although higher commodity prices and the ability of certain industries (such as steel) to consistently raise prices suggest at least an interim upward bias. However, with industrial raw materials still in adequate supply, with turmoil around the globe at a minimum, and with the nation's factories, aided by new technology and better inventory methods, operating without serious production bottlenecks, the potential for the kinds of energy and industrial materials shortages that produced rampant price inflation two decades ago is rather limited. Overall, producer prices are projected by Value Line to rise by 0.5% in 1997 and by 2.2% in 1998, with consumer prices expected to increase by 2.5% this year and by 2.9% in 1998. This pattern of restrained inflation is furthermore anticipated to carry over to the turn of the century.

        Interest rates have remained stable, with long-term rates (as represented by the 30-year Treasury bond) holding within a 6.0% - 8.0% band during the past several years. This stability is an outgrowth of the absence of severe pricing pressures. Moreover, with the economy likely to grow more slowly in the next 12 to 18 months, and with the Fed probably following a slightly tighter monetary course - in an effort to avoid the need for more drastic action later on - inflation should stay fairly subdued. All of this suggests that business spending will not be constrained by high borrowing costs, nor should potential homebuyers be priced out of the residential market by unaffordable mortgage rates.



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                                                                              14

        The final factor in sustaining the bull market continues to be rising corporate income. Profits in certain areas (like semiconductors, computers, financial services, and pharmaceuticals) have been literally on a several-year-long tear. Overall, profits - backed by strong demand and better cost management - have now risen for five straight years, with double-digit percentage growth rather commonplace for much of this period. A respectable, though quite modest, 5% to 7% increase is likely this year, given the reasonable first-quarter gains and the solid order and pricing trends generally now in place. A further, but smaller, 3% to 5% gain is likely in 1998, as GDP growth slows to perhaps 2%. As the rate of economic improvement steps up a notch by the close of the century, income growth could quicken moderately as well.

        Buoyed by the best economic and inflation news in a generation, by a generally neutral to accommodative Fed, and further underpinned by the strongest profit growth in years, the stock market has been on a virtual six-year-long joyride. In the process, the Dow Jones Industrial Average has nearly tripled, surpassing five thousand-point milestones. Further, the trends that have sustained this long price advance remain in place by and large. Indeed, with few alternate investments around (e.g., gold, real estate, or art) that offer anywhere near the historical returns of stocks, many investors continue to look to the equity market for capital appreciation. And, given the apparently favorable prospects for the economy, inflation, interest rates, and corporate profits during the next three to five years, such confidence would seem warranted, at least on a long-term basis. This good long-term potential aside, the stock market has come a long way in a very short time. Indeed, at current historically rich valuation levels, there would seem to be at least the chance of a market setback at



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                                                                              15

some point. The easy money has likely already been made this year, and investors will need to exercise restraint until a correction takes place or profits rise sufficiently to bring valuation levels better into line.

Source:  Value Line Investment Survey

Utah - 1997

        Utah's overall 1996 economic performance was again spectacular. The state was either the first- or second-fastest job producing state in the nation for the fourth consecutive year. Favorable interest rates enhanced residential construction activity, which, when combined with booming commercial building, contributed significant economic stimulus. The quality of Utah's labor force, the favorable business and education climate, and the desirable lifestyle support the favorable economic environment.

        The state's 1997 economic outlook remains solid, but forecasted aggregate growth rates will likely moderate relative to the impressive gains recorded in 1995 and 1996. 1997 will be the ninth consecutive year of strong economic growth. There are as yet no serious excess supply or overbuilt conditions identifiable. A tight labor market and higher employee turnover will be constraining growth factors. The state's Middle Market Business Index in the third quarter of 1996 showed sales up 9% and employment gains of 2.5%.

        Utah is about to embark upon a huge project to expand and modernize its transportation infrastructure. Highway and light-rail expenditures are projected to be $4 billion over the next ten years, to be partially funded through increased taxes and bonding. The net impact on the local economy is not yet clear, as disruption to the flow of commerce will partially offset the stimulative spending effect.

        The Utah state government budget in fiscal year 1997 has projected a $24 million surplus and $194 million of additional revenues, following surpluses of $120 million in fiscal 1994, $72 million in 1995, and $131 million in 1996. Utah is one of only a handful of states with a solid AAA bond rating.

        The 2002 Winter Olympics, awarded to Salt Lake City in the summer of 1995, will be extremely important to Utah's economy over the next six years. A $1 billion Olympic budget, along with the ongoing associated growth in Utah's winter tourism industry, will be an important sustaining growth factor.

        Consumer prices in 1996 along the Wasatch Front rose by 3.9%, compared with a 1995 annual increase of 4.9% and a 1994 increase of 4.2%. The 1996 second-quarter ACCRA cost of living index as a percent of the national average was 96.9% in Salt Lake City/Ogden, 102.3% in Provo/Orem, 106.2% in Logan, 94.7% in Cedar City, and 103.7% in St. George.

        Utah's population is projected to reach 2,043,000 in 1997, an increase of 42,000 people, or 2.1%, from the 1996 figure. Population growth in 1996 of 43,000 people, or 2.2%, was below the 2.6% increase experienced in 1995. The 1996 gain was, nevertheless, the third-fastest nationally, behind Nevada and Arizona. 1996 was the third consecutive year in which the state's population increase was equal to or less than the number of new jobs. Net in-migration is expected to slip only modestly to 13,000 people in 1997 from the 1996 figure of 13,400. Net in-migration occurred for the sixth consecutive year in 1996; however, the 1996 figure was the smallest annual total during the six year period. The total net in-migration for the six year period was 108,000, with an average annual growth of 18,000. In 1996, net in-migration accounted for 31% of the total population gain, a somewhat smaller proportion than the 40% average of the prior three years. The number of households in Utah during 1996 was estimated to be 640,000, with an average of 3.13 persons per household.

        Utah's personal income is projected to reach $41.5 billion in 1997, or an increase of 7.7% from the 1996 figure, following gains of 8.2% in 1996, 9.4% in 1995, and 8.5% in 1994. The 1997 personal income gain should be only moderately below the highly favorable 1996 growth performance. The state's 1997 personal income growth will likely keep it among the top five in the nation. The state's 1996 second quarter personal income gain of 8.6% ranked Utah third-highest nationally, well above the national average growth rate of 5.5%. Average personal income growth in Utah during the 1991-95 period was 8.1%, compared with the national average of 5.5%. This ranked the state third in personal income growth during the period, behind only Nevada and Arizona.

        Preliminary data shows that Utah's 1996 average wages rose by approximately 4.1%, exceeding the 3.7% increase in 1995. However, entry-level wages and certain industrial segments (particularly technology and construction-related) are experiencing significant upward wage pressure. Wage increases will continue in 1997, perhaps at a rate equal to or even exceeding the 1996 growth rate. Utah's total personal income per household was estimated at $60,150 in 1996, approximately 92% of the national average. Per capita personal income in the state during 1996 was $19,289, or 80% of the national average, up from 73% in 1989.

        Utah is expected to generate 41,100 new nonagricultural jobs in 1997, an increase of 4.3% from the 1996 level, following job gains of 48,100 (or 5.3%) in 1996 and 48,300 (or 5.6%) in 1995. The state's 1997 unemployment rate is expected to average 3.4%, unchanged from the 1996 figure, which was the lowest annual level of unemployment in four decades. Because the statewide unemployment rate stayed at near 3% for much of 1996, Utah's labor market was very tight, with significant employee turnover and rising wages. An important business decision in 1997 will be wage administration, attempting to reward and encourage productivity and efficiency, while at the same time reducing employee turnover.

        Utah's 1996 job growth of 5.3% ranked second to that of Nevada as the highest in the nation. For the fourth consecutive year, the state's job growth exceeded 5%, an unprecedented accomplishment in the post-World War II era. During the 1991-95 period, the state's average annual job growth rate was a remarkable 5.1%, also second highest nationally. The 1997 forecast gain of 4.3% is below that five-year trend. During the past five years, 211,000 jobs have been created in Utah, equivalent to 22% of the 1996 total nonagricultural employment. The state's labor force participation rate is considerably higher than the national average, with 83% of the state's men working and 61% of the state's women working, compared with the national averages of 75% of men and 59% of women. Accordingly, labor market tightness in several industries will remain evident in 1997.

        New employment gains were diversified in 1996. The construction employment surge of 12% (or 6,500 new jobs) followed gains of 14% in 1995 and 21% in 1994. A manufacturing jobs gain of 4.4% (or 5,500 jobs) was also very impressive. Service sector employment rose by 7.2%, while new jobs in trade grew by 4.8%. Government employment rose by only 1.5% and, as a percentage of total employment, was only 17% in 1996 compared with 22% in 1986. The state's federal defense employment of 11,300 jobs was down only 600 jobs, or 5%, from the previous year. Apparently, most of Utah's defense-related employment reduction is behind us. Conversion of military facilities to private industry, as is essentially complete in Tooele and beginning in Ogden, holds the promise of significant future job growth.

        Single-family building permits are expected to decrease by 5.1% (or by 775 units) in 1997, totaling 14,500 compared with 15,275 in 1996 and 13,904 in 1995. Total construction value in 1997 is projected to be $3.2 billion, a decline of 11% from the 1996 figure. The housing financing opportunities appear to be favorable in 1997. Slower net in-migration and employment growth, together with some indicators of softening in the housing market in late 1996, should combine to reduce the number of single-family housing starts by 5%.

        Multi-family building permits reached nearly 7,400 units in 1996, a gain of 15%. Salt Lake apartment vacancy rates apparently edged higher in 1996. In the second half of the year, apartment rental rates were about 3% higher than in the prior year. In 1997, construction of perhaps 6,000 apartment units is expected. While an oversupply of housing is not anticipated, a modestly reduced annual production in 1997 is appropriate.

        Real estate sales value in the Salt Lake City Multiple Listing Service during the January - November 1996 period was up 0.6% (to $1.37 billion), while the number of single-family homes and condominiums sold dropped 6% (to 9,616). Available inventory for sale in November 1996 was up more than 50%. Mortgage recordings during the first nine months of 1996 for new home and resale financings were $1.522 billion in Salt Lake County, an increase of 27%; $413 million in Utah County, an increase of 8%; $242 million in Weber County, an increase of 19%; and $130 million in Washington County, an increase of 16%.

        The median existing home sales price during the 1996 third quarter in the Salt Lake/ Ogden area was $123,100, an increase of 5.3% over the prior year, compared with a 16% gain in 1995. The average 1996 third-quarter residential sales price in the Salt Lake multiple listing area was $154,676, a gain of 7.0% from the year-earlier figure; however, that gain narrowed to only 1.2% in November. A First Security Bank analysis of housing affordability in Salt Lake County, using married filing jointly adjusted gross income, indicated that affordability in 1995 was generally the same as in 1988. The 1996 second quarter level of housing costs (ACCRA data) was 94.8% of the national average for Salt Lake City/Ogden, 114.9% for Provo/Orem, 119.0% for Logan, 84.3% for Cedar City, and 111.4% for St. George. The state's gross mortgage delinquency rate was 3.6% in September 1996, down from the year-earlier figure of 3.9% and slightly below the Mountain States' average of 3.8%.

        The commencement of the $4 billion, 10-year highway improvement and transportation project, combined with numerous other large commercial projects either announced or underway, should sustain rapid growth in Utah's commercial construction industry. A high level of construction activity is anticipated in 1997 for all major categories of commercial and industrial space. Commercial real estate vacancy rates in Salt Lake City in the third quarter of 1996 were 5.3% for office space, 4.4% for retail space, and 3.7% for industrial space. These rates are extremely low, suggesting the likelihood of additional space being constructed.

        Utah's taxable retail sales are forecast to increase by 6.7% in 1997, significantly below the 11% gain in 1996 and the 8.1% increase in 1995. New automobile sales may edge slightly higher in 1996, by 1.2%, following the 5.8% gain achieved in 1996. During the first 11 months of 1996, there were 278,247 tourism room night bookings that the Salt Lake Area Convention and Visitors Bureau sold to 292 groups. Plans have been completed for a $100 million retail shopping mall in Provo, with an expected opening in late 1998. Construction has begun on the $185 million Little America Hotel/Convention Center expansion.

        Utah bankruptcies during the first ten months of 1996 jumped by 26%, following a 12% decline in 1995. Higher debt levels and rising housing costs contributed to the increase. The consumer credit delinquency rate in Utah (indirect auto loans) in the third quarter of 1996 was 3.22%, higher than the 2.3% national average and significantly above the state's year-earlier level of 1.79%.

        Hotel and motel room tax collections for the January - September 1996 were approximately 6% above those of the prior year. The state's hotel occupancy rate during the first 11 months of 1996 was 74%, unchanged from the 1995 figure. Passenger totals at the Salt Lake International Airport rose by 15% during the first ten months of 1996, following a 5% annual increase in 1995.

        In conclusion, Utah's 1997 economic outlook remains highly favorable, but aggregate economic growth rates likely will not duplicate the extraordinary gains of the past two years. Interestingly, the modestly slower growth may help solve Utah's two most evident economic problems: an excessively tight labor market and escalating single-family home prices.

Source:  First Security Corporation

                                INDUSTRY OVERVIEW

National Engineering and Construction Industry

        According to the U.S. Department of Commerce, aggregate spending for residential, nonresidential, and public construction rose by about 4% in 1996 to an estimated $588 billion (in constant 1992 dollars) from $567 billion in 1995. This was the fifth consecutive year of increased construction spending after the recession low of $485 billion in 1991, which in turn was down from a 1986 peak of $556 billion. Strong construction spending was tied to three main factors: low interest rates, increased housing starts, and a robust economy with high capacity utilization resulting in facility expansion and additions. There has also been increased spending on highway repairs and reconstruction.

        In 1996, engineering and construction firms in the Standard & Poor's index, including such firms as Fluor Corp., Foster Wheeler, and Jacobs Engineering, had combined revenues of $22.3 billion, up 9.8% from the 1995 figure. These firms benefitted from gains in overseas revenues; growth in Asia boosted results and more than made up for flat demand in the domestic markets. Faster growth over the next few years should continue to be derived from overseas markets, especially from the emerging growth nations in the Asia-Pacific region.

        On a macroeconomic level, demand for engineering and construction services mirrors construction spending. For government reporting purposes, construction spending is classified as either public sector construction or private sector residential or nonresidential construction. On a more detailed microeconomic level, these two categories can be subdivided by the size and intensity of the projects. The particular nature of various projects can influence demand for specific categories of equipment or services. Equipment and service needs for public construction can vary depending on whether buildings are being erected, tunnels are being dug, or roads are being built. In the private nonresidential sector, construction is divided into industrial, office, and other commercial purposes.

        Overall construction demand tracks the economy; it has a lag similar to the delay that affects most capital goods sectors in the nonresidential sector of private construction. Reviewing construction spending for the last decade, the lag is evident following the relatively short recession of 1991. Spending on nonresidential private construction declined in 1991 and continued to decline in 1992, even though the recession was long past and residential construction had already recovered. In fact, spending on nonresidential construction remained below peak spending levels of 1990 right through 1995.

        This persistent weakness reflected not only the impact of the recession, which left unutilized capacity, but also a greater industry reluctance to construct new capacity that would remain a costly burden in a downturn. Instead, industrial companies tried to squeeze more output from their existing facilities. Production lines were revised, new and more efficient production equipment was bought, and labor strategies were changed to effectively increase capacity by using overtime or adding second or third shifts in factories.

        New industrial plants - or investment in "bricks and mortar", as new facility construction is often referred to - was only a last alternative in the latest economic cycle. Construction of new office space was deemed even less of a priority. As recently as 1995, construction of offices has remained at about a third below the 1989 cyclical peak.

        Although the engineering and construction industry is primarily a service industry, its fortunes are closely tied to capital spending. Engineering and construction companies are general contractors. They accept responsibility for the planning, execution, and completion of projects involving construction of facilities for diverse industries, utilities, waste management, and remediation. Projects undertaken by these firms are diverse and can range in cost from as little as a few hundred thousand dollars to billions of dollars.

        These firms employ engineers who plan projects, submit competitive bids and proposals, and - upon receipt of contracts - engage the myriad subcontractors who provide the services needed to complete the project. The engineering firms assume responsibility for controlling the projects' costs and for their timely completion.

        Engineering and construction firms typically enter into one of two kinds of contracts. Fixed-cost contracts bind the firm to a total cost to complete a project. Under such a contract, a firm assumes at least part of the risk of cost overruns, although there are usually protective clauses in contracts to let the firm recover overruns that weren't directly the fault of the engineering firm. Still, under a fixed-cost contract, a firm has the opportunity to earn a larger profit by holding its costs as low as possible. The second type of contract is a cost-plus contract, in which a firm receives a fixed percentage of profit on top of the costs it incurs to complete the project. A cost-plus contract is less risky because costs are borne by the customer and a fixed percentage margin is established for the contractor.

        Traditionally, engineering and construction firms have preferred to enter into cost-plus contracts, which serve to protect them from the ravages of inflation, which could erode and even wipe out the profit that would be earned on a job if the contract were fixed-cost. However, the actual nominal profits the contractor can earn from these types of contracts can be restrictive due to improvements in technology and efficiency that reduce the hours of billable labor needed to execute a contract. As a result, in recent years many engineering firms have preferred to engage in fixed-cost contracts or to propose cost-plus contracts that include elaborate incentives to compensate the engineering firm for holding down project costs or for speeding a project's completion. Engineering and construction firms are now pressing customers to enter into fixed-price contracts instead of the cost-plus type for several reasons. First, inflation has been low for several years, so the fear of an inflation-driven cost spiral that destroys profits has diminished. Of course, there is still the peril of cost overruns due to miscalculations, but the overall current risk is still lower than it was in times of high inflation. Second - and more importantly for engineering and construction services firms - is the impact that productivity and automation had on reducing construction costs. Large engineering firms such as Fluor have provided their engineers with sophisticated computer technology that has substantially reduced the time required to plan and design a job. This has served to reduce the number of billable hours of work for engineers. Under a cost-plus contract, this effectively reduces a contract's value. In addition, under a cost-plus contract, an engineering firm receives no benefits from its investment in technology that provides customers with more accurate and efficient job performance. Thus, engineering firms are now arguing for fixed-cost contracts, which are designed to share the rewards of efficiency between the engineering firms and their customers.

        The industry's smallest players may employ just a few engineers and tackle only small or simple projects for private or municipal customers. The largest firms are global behemoths that operate on several continents and execute multibillion-dollar projects such as the construction of refineries, power generation plants, pipelines, and seaports; some also provide hazardous waste remediation at highly polluted sites. Some players are extensively involved in development in Asia and other developing parts of the world, as well as in the reconstruction of nations such as Kuwait that have suffered tragic devastation as a result of war. Many are also working with post-communist Eastern European nations. Worldwide competition for the large U.S.-based global companies comes from equally large firms based in Japan, Germany, and South Korea.

        Engineering and construction companies have relatively low levels of fixed costs. They don't have manufacturing plants, since they contract with suppliers for the specific materials and assemblies needed to complete a contract. They also have a high proportion of variable costs because labor is a large part of the operating costs of an engineering and construction firm. Compared with other kinds of capital goods companies, the gross profit margin of a typical engineering and construction firm will be smaller but more stable over time, because most costs related to generating revenues or providing contracted services are variable. Therefore, an engineering and construction firm's cost of goods sold tends to rise (or fall) commensurately with its sales. The remaining items in the income statement tend to be heavily influenced by a company's particular financial and operating structure. Items such as selling, general and administrative expense may follow an industry pattern, but wide differences often occur. The differences can be the result of a particular company's decision to use either a highly centralized or decentralized administrative structure. Different companies may also use varied accounting methods. Another overhead cost, interest expense, is a function of a company's capital structure. Finally, taxes can be influenced by the geographic location of a company's operating subsidiaries or the parent company's state or country of domicile.

        Key indicators of an engineering and construction company's health or prospects are new orders and order backlogs, which are among the most closely watched data in the industry, and the book-to-bill ratio, which compares the value of a company's new contracts (bookings) to the value of its services provided (billings). Some engineering and construction firms will also disclose on a quarterly or annual basis the volume of bids placed in competition for orders, along with the volume of new orders received. The ratio calculated by dividing new orders received by bids prepared is called the success ratio. This is an interesting figure because it provides insight into the efficiency of a company's order procurement process. A high success rate can indicate a company that doesn't waste corporate resources bidding on contracts that it has a low probability of winning. However, care must be taken in evaluating a bidding success rate; a high rate may indicate a company that prices too aggressively. Therefore, this ratio must be viewed in the context of both its relationship to a company's profitability and the figure's stability over time. A sudden change in the success rate may indicate change in the industry's competitive situation.

        Consolidation remains a long-term trend for companies in many of the capital goods sectors. Even though the largest segments or categories are highly centralized, there remain opportunities for smaller acquisitions that bring product/service line extensions or geographical expansion. Service companies, such as those in engineering and construction, can expand their geographic range or acquire specialty firms that expand their capabilities. Many of the larger participants in the capital goods industries have begun to evaluate their businesses from a perspective of portfolio management.

Many consider their various operating subsidiaries to be a business "portfolio". These portfolios are actively managed to optimize the use of the parent company's capital and to provide the most favorable returns to investors. Such companies often make acquisitions to round out product lines or deepen market penetration. Lagging units are restructured or divested if they cannot provide acceptable returns.

        The capital goods industries are highly cyclical businesses. Their fortunes tend to lag the U.S. and global economies because during the early stages of economic expansion, there is normally considerable excess capacity available in the diverse industries that capital goods companies serve. As the economic cycle progresses and the economy expands, capacity utilization rises and industry contemplates the conflicting issues regarding capacity expansion. The conflict arises due to the murkiness of economic projections. If industry chooses to expand capacity to meet bursts of peak near-term demand, will it be saddled with costly excess capacity during a downturn? Ultimately, the decision becomes whether to sacrifice short-term opportunity to ensure long-term survival. Unfortunately for many industries, the choice of sacrificing short-term opportunity isn't an acceptable alternative, because an inability to meet customers' short-term demands often means the permanent loss of customers. Therefore, as certain thresholds of capacity utilization are reached, orders for new equipment, facility modernizations, and plant expansions ensue. On the downside of the economy, as it becomes apparent that hard times are ahead, new orders slow and existing orders are often canceled or deferred.

        Thus, the fortunes of the capital goods industries soar and plummet with the vicissitudes of the economy and the discrete sectors in which they compete. The cyclical nature of business is a characteristic to which capital goods suppliers have become accustomed. The best-managed companies develop the nimbleness to adjust employment levels and overhead costs in line with industry fluctuations. To develop that nimbleness, capital goods companies determine the key indicators that serve as early warning signals about pending shifts in demand. They then watch them closely and act quickly in response to clear signals. The specifics of customer demand, however, vary for different sectors of the capital goods industries.

        A mixed outlook appears for the engineering and construction services industry. This reflects a combination of strong overseas demand, particularly in the world's emerging regions, and a flat-to-lower outlook for North American demand. One of the issues troubling the industry is the growing realization that overseas growth is less profitable than once anticipated. The overseas troubles stem in part from stiff competition from firms in lower labor-cost nations, such as South Korea and India. One of the most promising markets, the People's Republic of China, has made an art out of the bargaining process. By holding out the promise of bountiful contracts, the Chinese government has been able to attract intense competition for contracts, particularly in the power generation and infrastructure projects that are among the most hotly contested opportunities. In the race to gain a foothold in China, firms are often bidding too aggressively and ending up with little margin for error. When projects have gone awry, losses on specific contracts can occur and thinner overall profit margins have resulted for U.S. participants.

        Many firms in the industry also haven't retained a sufficient portion of the savings that they've realized by automating the design process in construction and engineering services. The use of "cost-plus" contracts, in which a firm receives a fixed percentage of profit on top of the costs it incurs to complete the project, has often conveyed virtually all of the savings from the use of computerized design equipment to customers. This has created pressure from engineering firms to shift to fixed-price contracts from cost-plus deals.

        Overall, Standard & Poor's projects revenues to rise by 10% to 15% for the domestic participants in the engineering and construction services industry in 1997. However, a commensurate rise in profits is not expected. In fact, margins are likely to narrow, and aggregate earnings may well turn lower in 1997. However, longer term, the economic cycle is expected to be prolonged, with order backlog stabilizing and then turning up as manufacturers boost capital spending to modernize and upgrade plant capabilities and capacity. The fundamental outlook for the engineering and construction industry is positive. Acquisitions, oil projects worldwide, together with continued strength in demand from the chemical, pulp and paper, and power industries, should boost backlogs and aid future industry sales. Industries are investing to modernize, maintain facilities, and make modest capacity additions. In order to comply with the requirements of the Clean Air Act of 1990, basic industrial companies are making capital expenditures to upgrade waste processing facilities and add pollution control devices.

        Longer term, the reconstruction of Eastern Europe and the former Soviet republics, expansion of process industries in Asia and the Pacific Rim, and worldwide growth in electrical power demand are projected to enhance engineering and construction industry growth. Further enhancing the long-term outlook is the commitment expressed in many of these developing areas to make proper investments in waste management and pollution control facilities so that they avoid the remediation problems that have occurred elsewhere when shortsighted alternatives were selected.

        In a business cycle's early or recovery stage, construction companies can bring the benefits of their operating leverage directly to the bottom line for several reasons. First, raw material costs and other expenses are generally low or at least stable. Second, the rising demand that happens in the early part of a recovery can result in sharply increased volumes and operating rates. Due to this, profits tend to rise dramatically. As the business cycle matures, however, costs for raw materials, financing, and depreciation begin to increase at a faster pace than sales. This results in a squeeze on margins.

        Although the current business cycle appears to be approaching its later stages, it is likely that when the downturn does occur, industry profits will hold up better than they have in the past. This optimism is based on a market perceived as being less erratic and less cyclical than in the past. The previous cycle lasted from 1982 to 1990 and saw total U.S. construction expenditures increase with virtually no interruption. By contrast, the current cycle - which dates from the trough experienced in 1991 - saw construction expenditures plateau in 1994 and remain virtually unchanged in 1995. This slowdown so early in the cycle has moderated the expectations of builders and equipment makers. So far, there have not been any of the imbalances and excesses that characterized the 1980s, and there is none of the excessive optimism and overconfidence that often marks an upturn's final stage. Consequently, production and inventories appear to be about in line with demand, and this should lessen the negative impact on profits when the industry actually declines, as opposed to just slowing down.

        An economic slowdown is not altogether bad for the construction industry anyway. Assuming an economic "soft landing", where the economy would slow enough to ease inflationary pressures, but not enough to cause a full-fledged recession, interest rates would likely fall, making it more attractive for both business and government to undertake various infrastructure projects. Provided that the economy continues to plod along a mildly positive trend line, the stage would be set for a prolonged period of demand.

        Growth prospects for the construction industry for the balance of the 1990s and into the next century vary by market. In the new housing market, the influence of demographic trends may continue to depress residential construction through at least the end of the decade. Even though interest rates in 1993 and 1995 declined to levels not seen since the early 1970s - and far below the sky-high rates of the late 1970s and early 1980s - housing starts for those two years were 1.288 million and 1.351 million, respectively. In contrast, housing starts had reached a peak level of 2.036 million in 1978. Housing starts subsequently declined to 1.807 million units in 1986, despite the fact that interest rates fell below their 1978 levels, signaling the first stages of a secular decline in demand.

        Demographics are the main factor behind the lower level of housing starts. The rate of household formations among baby boomers - the huge demographic group born between 1946 and 1964 - has peaked. As baby boomers age, the rate of household formations will continue to decline, depressing demand for housing for the balance of the 1990s and into the next century. Weakness in housing starts also depresses nonresidential commercial construction spending on such projects as shopping centers and schools.

        Due to severe overbuilding in the 1980s, the outlook for office construction in the near future isn't encouraging. The market has definitely stabilized, but vacancy rates remain high by historical standards. Before the 1980s, a vacancy rate of more than 10% was considered high. The subsequent building boom, however, resulted in rates higher than 20% in the 1980s and early 1990s. According to the real estate brokerage firm Cushman & Wakefield Inc., by year-end 1994 the suburban office vacancy rate was at 17%, declining slightly to 15.2% at year-end 1995. The downtown office vacancy rate declined from 17.2% in 1994 to 16.1% at year-end 1995. A growing economy helped increase absorption of existing space. Combined with a virtual halt in building in 1993 and 1994 - and only a small amount of building in 1995 - the stronger economy helped firm up vacancy rates.

        Although vacancy rates have declined substantially from the skyscraping levels seen in the 1980s and early 1990s, they are still high in view of the secular change in demand for office space. Restructurings, downsizing, and mergers are decreasing the need for both existing and new office space. Also, as communication technology continues to improve, demand for office space will decline. The growing use of computers and advances in data transmission have made it possible for many employees to work outside of traditional business offices. Accordingly, spending for new office space is likely to remain minimal. In 1995, some 8.5 million square feet of office space was completed. In contrast, during the peak years of the 1980s, about 100 million square feet of space was completed each year. And for the balance of the 1990s and early next century, construction of office space isn't expected to come close to levels seen in the 1980s.

        The outlook for mining industry construction is positive. Coal production - which accounts for the bulk of mining industry equipment demand - is forecast to grow both domestically and internationally. According to Financial World, a New York-based investment publication, annual coal demand in east Asia should increase by nearly 150% between 1991 and 2010. Improved living standards and increased worldwide industrialization will boost coal mining. Near-term, a pickup in U.S. coal demand could provide a boost to the industry. Coal stockpiles in the United States were

126.8 million tons at the end of 1995, vs. 158.0 million tons at year-end 1991. The decline was mainly due to aggressive inventory management by the electric utility industry and unusually mild weather in the early 1990s. Now electric utilities may need to replenish their inventories, which would stimulate coal production and demand for related construction equipment and services.

        The Intermodal Surface Transportation Efficiency Act of 1991 (ISTEA) has to date had little impact on public construction expenditures, primarily because projects funded by ISTEA typically require years to plan. As a result, actual construction spending for ISTEA-funded projects has only recently begun to pick up. In addition, some financially strapped states have not yet been able to participate in ISTEA, which requires states to match federal funds. ISTEA is expected to have a more significant impact on infrastructure development during the next few years, as projects currently in the planning stages get underway.

        In general, economic growth outside the United States, particularly in Asia, is a promising source of long-term demand. For example, Caterpillar expects its annual sales to China to increase to $500 million by the year 2000, up from the 1993 estimated level of $50 to $100 million. By 2010, Caterpillar expects 75% of its sales to be made outside the United States.

        The earthmoving machinery segment of the construction industry comprises a broad range of equipment, including crawler dozers, loaders, wheel loaders and dozers, scrapers, graders, hydraulic excavators and backhoes, trenchers, pipelayers, and off-highway trucks. Building construction (residential, commercial, manufacturing, and institutional) is by far the leading source of demand for earthmoving equipment. Historically, considerable demand has been generated by road and dambuilding projects. With the interstate highway system virtually completed, the major focus of this market will center on repair and maintenance. Domestic dam building has also slowed, and a number of large projects are nearing completion in foreign countries.

Source:  Standard & Poor's Industry Surveys

The Utah Commercial Construction Industry

        The construction industry has the dubious distinction of being one of the most volatile of industries. This volatility has numerous causes imbedded in the construction process. Some of the most significant are the relationship between interest rates and housing demand, the level of unsold inventory and vacancy rates, and shifts in migration patterns and the formation of new households. These factors, along with others, affect the amplitude of the construction cycle.

        There are two distinguishing characteristics of nonresidential construction cycles in Utah. First, nonresidential construction has been much less volatile than residential construction. Second, the nonresidential construction cycle lags the residential construction cycle by about one year.

        During the past 25 years, the most severe contraction in Utah nonresidential construction activity lasted only three years (from 1986 through 1988), when nonresidential valuation fell by 53%. During the same period, residential construction was suffering through a much deeper and longer contraction, declining 70% over a five year period. The current nonresidential expansion has run for some five years, thus becoming the longest nonresidential expansion since the 1970s. Nonresidential construction in 1997 will be driven primarily by construction activity at the $2.5 billion Micron facility. Although construction valuation at Micron will be less than initially anticipated, it will still amount to over $500 million. To date, in the present construction boom, nonresidential valuation has increased by about 117%, considerably less than the 265% recorded by the residential sector.

        During expansions, nonresidential and residential construction are closely associated. Utah residential construction peaked in 1972, 1977 and 1984, followed by nonresidential construction peaks in 1973, 1979 and 1985. There has typically been a lag of approximately one year between the two types of construction. The current expansion is very typical, with nonresidential construction mirroring residential construction behavior. Both are moving toward new peaks. In fact, it is very likely that residential construction peaked in 1995 and that nonresidential construction peaked in 1996, thus repeating the pattern of the past. It should be noted that nonresidential construction, as measured in constant dollars, has yet to surpass the level of activity in 1979; however, with several large projects currently underway, 1996 activity likely broke the 1979 all-time high of $783.2 million in constant 1992 dollars. Some economists have indicated that 1996 nonresidential construction activity approached $1.3 billion.

        Beyond 1996, nonresidential construction activity in Utah should average between $550 million and $600 million a year, a level slightly higher than that experienced during the 1991-95 period. Several large nonresidential projects are planned in the next few years, including Micron, the Interstate 15 upgrade (an estimated $1.09 billion project), the Kennecott Tailings Expansion ($500 million), the Little America Hotel/Convention Center ($185 million), the Cottonwood Corporate Complex ($150 million), Wetlands Mitigation ($135 million), the Salt Lake County Adult Detention Center ($70 million), Thanksgiving Point ($60 million), the Central Utah Project ($58 million), 5300 Corporate Center ($45 million), Huntsman Cancer Institute ($26 million), West Valley Hockey Arena ($26 million), Provo One Freedom Center ($25 million), Biology Research Building at the University of Utah ($23 million), and the Airport Control Tower ($17.5 million).

        Current market conditions for commercial, retail and industrial space also suggest a strong nonresidential construction market for the next few years. The 6% vacancy rate for office space in Salt Lake County is the lowest in ten years, while the vacancy rate for retail space is even lower, at 5%.

Industrial space is also in short supply. In 1995, over 4.7 million square feet of industrial space was absorbed by the Salt Lake County real estate market.

        Finally, heavy construction activity, which is not included in nonresidential construction valuation data, should also have some very good years between 1996 and 2000. Although heavy construction is less labor-intensive than residential or nonresidential construction, the dollars spent are large. Improving the transportation system is one of the highest priorities of Utah state government. Governor Leavitt's Statewide Transportation Improvement Plan
(STIP) would require $1.09 billion to be spent over the next five years upgrading Interstate 15 in Salt Lake County. In addition, the current STIP identifies 72 projects, which will cost an estimated $2.5 billion, that should be completed over the next decade to meet Utah's infrastructure needs.

Source:  Utah Economic and Business Review

                                FINANCIAL REVIEW

        The financial performance of W. W. Clyde & Co. was quite volatile over the time period examined in this report, comprised of the five years ended December 31, 1992 through 1996. Selected financial ratios for the Company are contained in Exhibit 1; financial statement summaries (including common size and growth trend analyses) are contained in Appendix A.

        As can be seen from Exhibit 1 and Appendix A, W. W. Clyde & Co.'s construction revenues declined significantly over the 1992-96 period. Revenues grew from $25.9 million in 1992 to $26.9 million (or by 4.0%) in 1993, declined to $20.2 million (or by 24.9%) in 1994, increased slightly to $21.3 million (or by 5.5%) in 1995, then fell again to a period low of $19.1 million (or by 10.6%) in 1996. Revenues averaged $22.7 million over the 1992-96 period, and declined at a compound annual rate of 7.4% during the period.

        Certain adjustments have been made to the reported net income of W. W. Clyde & Co. in each year of the 1992-96 period in an attempt to more accurately ascertain the Company's actual income producing capacity. First, the gain on a one-time, nonrecurring sale of investment property made in 1992 in the amount of $315,900 was excluded from pre-tax income in that year. Second, a nonrecurring charge of $321,190 made in 1993 for the cumulative effect of a change in accounting for income taxes was excluded from pre-tax income in that year. Third, equity in earnings of the Company's affiliate, Geneva Rock Products, Inc., in which the Company owns a 34.77% equity interest, was excluded from the Company's pre-tax earnings in each year of the 1992-96 period, since the methodology employed in this report will add the estimated value of this interest to the going concern value of the Company's operations in arriving at a final value estimate of the Company.

Finally, an assumed combined federal and state corporate income tax rate of 37% has been applied to adjusted pre-tax earnings in each year of the 1992-96 period in arriving at adjusted net income.

        As was the case with revenues, W. W. Clyde & Co.'s adjusted net income declined over the 1992-96 period. Adjusted net income fell from $2.27 million in 1992 to $2.02 million (or by 10.8%) in 1993 and to a period low of only $.61 million (or by 69.7%) in 1994, improved to $1.80 million (or by 193.2%) in 1995, then fell again to $.80 million (or by 55.6%) in 1996. Adjusted net income averaged $1.50 million over the 1992-96 period, and declined at a compound annual rate of 23.0% during the period.

        The Company's adjusted cash flow from operations (or adjusted net income plus non-cash depreciation expense) likewise declined from $3.38 million in 1992 to $3.30 million (or by 2.4%) in 1993 and to $2.04 million (or by 38.0%) in 1994, improved to $3.49 million (or by 70.6%) in 1995, then fell again to $2.61 million (or by 25.1%) in 1996. Adjusted cash flow from operations averaged $2.96 million during the 1992-96 period, and declined at a compound annual rate of 6.2% over the period.

        W. W. Clyde & Co.'s gross profit margin declined from 16.3% in 1992 to 14.0% in 1993 and only 8.1% in 1994, improved to 14.7% in 1995, then declined again to 10.2% in 1996. Gross margin averaged 12.6% during the 1992-96 period. The Company's operating expenses as a percent of revenues remained relatively constant over the period, at 5.0% in 1992, 4.7% in 1993, 6.5% in 1994, 5.9% in
1995, and 7.6% in 1996, with a period average figure of 5.9%. The Company's operating margin fell from 11.4% in 1992 to 9.3% in 1993 and to only 1.5% in 1994, recovered to 8.8% in 1995, then fell again to only 2.6% in 1996. Operating margin averaged 6.7% over the 1992-96 period.

Interest expense as a percent of revenues was negligible during the period, resulting from the absence of long-term debt during the period. However, other income (comprised primarily of interest income, with much lesser amounts of gain on sale of property and equipment and miscellaneous income) was significant over the 1992-96 period, at $678,000 in 1992, $704,000 in 1993, $663,100 in 1994,
$978,900 in 1995, and $767,900 in 1996. Other income averaged $758,400 (or 3.4%
of revenues) during the period.

        W. W. Clyde & Co.'s adjusted total asset turnover ratio (excluding both its investment in and its share of the sales of Geneva Rock Products), which measures the efficiency with which the assets of the Company are utilized, fell from 1.1 times in 1992 and 1993 to 0.9 times in 1994 and 1995 and 0.8 times in 1996. The Company's receivables turnover likewise declined somewhat over the period (from 8.4 times in 1992 to 7.0 times in 1996), as did its fixed asset turnover (from 4.7 times in 1992 to only 2.2 times in 1996).

        The Company's adjusted net margin (adjusted net income as a percent of revenues) fell from 8.8% in 1992 to 7.5% in 1993 and to only 3.0% in 1994, recovered to 8.4% in 1995, then declined again to 4.2% in 1996. Adjusted net margin averaged 6.4% during the 1992-96 period. Adjusted return on assets (excluding both the Company's investment in and its share of the earnings of Geneva Rock Products) likewise fell from 9.8% in 1992 to 8.4% in 1993 and to only 2.6% in 1994, improved to 7.3% in 1995, then fell again to 3.2% in 1996, with a period average figure of 6.3%. Adjusted return on equity (likewise excluding both the Company's investment in and its share of the earnings of Geneva Rock Products) was moderately low on average throughout the 1992-96 period, at 11.1% in 1992, 9.5% in 1993, 2.9% in 1994, 8.1% in 1995, and 3.5% in
1996, with a period average figure of

7.0%. This moderately poor trend in return on invested equity capital was attributable to a combination of (i) the Company's generally declining net margin during the period; (ii) its declining total asset turnover ratio during the period; and (iii) the very low level of financial leverage deployed in its capital structure throughout the period.

        W. W. Clyde & Co.'s financial risk was very low throughout the 1992-96 period. The Company's total debt as a percent of total assets averaged only 3.9% during the period, with an even lower 1996 figure of 3.0%. The Company's shareholders' equity as a percent of total assets was correspondingly very high throughout the period, averaging 79.8%, with a similar 1996 figure of 77.8%. Deferred income taxes constituted the remainder, averaging 16.3% of assets during the period. The Company had no long-term debt during the period, although it did record as a long-term liability on its 1996 balance sheet accrued pension costs in the amount of $258,400 (or 0.6% of total assets and 0.7% of shareholders' equity). The Company's liquidity, as measured by the current ratio, was very high throughout the period, averaging 12.7 times, with an even higher 1996 figure of 15.0 times. Finally, because of the absence of long-term debt, the Company had virtually no interest expense to cover during the period.

        As of December 31, 1996 (the date of the most recent balance sheet available), W. W. Clyde & Co. had total assets of $44.9 million, comprised of $16.3 million in current assets (in turn consisting of cash and securities of $11.8 million, contracts receivable of $2.7 million, costs in excess of billings on contracts of $1.2 million, and other current assets of $0.6 million), $8.7 million in depreciated property and equipment, and $19.9 million in investment in affiliate (Geneva Rock Products). As of the same date, the Company had current liabilities of $1.1 million, no long-term debt, accrued pension costs of

$0.3 million, deferred income taxes of $8.6 million, shareholders' equity of $34.9 million, and positive working capital of $15.3 million.

        W. W. Clyde & Co. paid dividends to its shareholders in the amounts of $850,900 in 1992, $945,400 in each of the years 1993 through 1995, and $567,300 in 1996, or an average of $850,900 over the 1992-96 period. These dividend payments reflected a dividend payout ratio (or the ratio of dividends to adjusted net income) of 37.5% in 1992, 46.8% in 1993, 154.4% in 1994, 52.6% in
1995, and 71.2% in 1996, with an average dividend payout ratio of 72.5% over the period.

                            CROSS-SECTIONAL ANALYSIS

        To acquire a better impression of W. W. Clyde & Co.'s 1996 performance, its record is compared with the average experience of other heavy construction contractors with annual revenues of between $10 - $50 million. Financial data on companies in the heavy construction contracting industry is collected by Robert Morris Associates, Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies (see Appendix B). Although the activities of the companies in the group may not be totally consistent with those of W. W. Clyde & Co., the information is nevertheless considered representative of firms engaged in the same types of activities as the Company. As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

        Exhibit 2 displays selected 1996 statistics for W. W. Clyde & Co. and the average of other heavy construction contractors. Several differences are evident. The Company had a different asset composition when compared with the industry average, with much lower current assets (36.4% vs. 65.0%) and fixed assets (19.3% vs. 29.8%) as a percent of total assets. The differential is primarily the result of the Company's large investment in affiliate (Geneva Rock Products), which comprised 44.3% of total assets in 1996. The Company had higher cash (26.4% vs. 17.6%), but much lower receivables (6.1% vs. 35.3%), costs and estimated earnings (2.6% vs. 5.6%), and inventory (0.4% vs. 1.9%) as a percent of total assets relative to the industry average.

        The Company had a much less leveraged 1996 capital structure when compared with the industry average. The Company had much lower current liabilities (2.4% vs. 46.0%), long-term debt (0.6% vs. 10.5%), and total debt (3.0% vs. 56.5%) as a percent of total assets. The Company's net worth as a percent of total assets was correspondingly well above the industry average figure (77.8% vs. 41.0%).

        W. W. Clyde & Co.'s 1996 gross margin was slightly below that of the industry average (10.2% vs. 11.3%). However, this negative gross margin differential was offset by the Company's lower operating expenses as a percent of revenues (7.6% vs. 8.7%), resulting in the Company's operating margin being identical to the industry average figure (2.6% vs. 2.6%). However, the Company had a much higher pre-tax net margin relative to that of the industry average (6.6% vs. 2.8%), resulting from the Company's absence of interest expense and much higher relative level of other income as a percent of revenues.

        W. W. Clyde & Co.'s 1996 adjusted total asset turnover (excluding both the Company's investment in and its share of the sales of Geneva Rock Products) was well below that of the industry average (0.8 times vs. 2.4 times). The Company had roughly similar receivables turnover (7.0 times vs. 8.1 times), but much lower fixed asset turnover (2.2 times vs. 8.2 times) relative to the industry average.

        The Company's higher pre-tax margin was offset by its much lower total asset turnover, resulting in a 1996 adjusted before-tax return on asset ratio (excluding both the Company's investment in and its share of the earnings of Geneva Rock Products) somewhat below that of the industry average (5.1% vs. 5.7%). The much lower relative level of financial leverage deployed in the Company's capital structure resulted in a much larger disparity in the adjusted before-tax return on equity ratio (again excluding the Company's investment in and its share of the earnings of Geneva Rock Products), with the Company's figure of 5.6% being well below the industry average figure of 17.6%.

        Finally, W. W. Clyde & Co.'s financial risk appears to be well below that of the industry average, as reflected by the Company's much lower 1996 total debt to equity ratio (0.0 times vs. 1.9 times), its much higher liquidity (a current ratio of 15.0 times vs. the industry average figure of 1.3 times), and its absence of long-term debt and resultant interest expense to cover (the industry had a 1996 interest coverage ratio of 5.3 times).

        In summary, W. W. Clyde & Co.'s 1996 financial performance appeared to be generally superior to that of the average firm in the industry in terms of return on revenues and financial strength, similar in terms of return on total invested capital, but inferior in terms of return on invested equity capital and asset utilization efficiency.

                               ESTIMATES OF VALUE

        Four widely recognized approaches are utilized to estimate the fair market enterprise value of W. W. Clyde & Co. as of June 30, 1997: book value (including liquidation value), transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, the nature of the security being valued and the expected income of the subject security must be discussed.

                             Nature of the Security

        The value of a security is influenced by many of its characteristics, including control and marketability.

Control

        The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. The purpose of this report is to estimate the fair market enterprise value of W. W. Clyde & Co. Therefore, a premium for control is applicable.

Marketability

        The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. There are, however, certain marketability differences between W. W. Clyde & Co. securities and publicly traded securities. An owner of publicly traded securities can know at all times the market value of his holding. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

        Such is not the case with an investment in the common stock of W. W. Clyde & Co., being a privately held company. There is no ready market for the Company's common stock, and no assurance of finding a buyer at any price. Consequently, liquidating a position in the Company could well be a more costly and time-consuming process than liquidating stock in publicly traded firms. Therefore, a discount relative to the values of publicly traded securities should be applied to the value of W. W. Clyde & Co. securities to reflect this limited marketability.

                            Normalization of Earnings

        The reported net income of a typical firm is subject to random fluctuations as well as external and internal shocks. Thus, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to apply the market value approach to.

        Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. As previously discussed in the Financial Review section of this report (see page 31), certain adjustments have been made to the reported net income of W. W. Clyde & Co. in each year of the 1992-96 period in an attempt to more accurately portray the Company's earnings generating capability. The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings.

        Several procedures are used to normalize and project earnings. These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis), past net margins applied to statistically derived revenue estimates, and Company projections.

Regression Analysis

        Regression analysis is a statistical method which fixes a trend line to actual data over time. Income estimates can be made by extending the trend line into the future. A trend line correlation coefficient near 1.0 means that there is a close association between the trend line and the actual data and suggests that the data have a high degree of predictability. There are two types of trend lines associated with regression analysis: a linear trend line, which assumes a constant amount increase for each period; and a logarithmic trend line, which assumes a constant percentage increase for each period.

Past Averages

        The second method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to revenue forecasts to derive net income forecasts. The rationale is that revenues tend to be more stable than net income.

Company Projections

        Income statement projections for the five year period 1997-2001 have been prepared based on an analysis of W. W. Clyde & Co.'s historical operating results and conversations with Company management. These projections, together with the underlying assumptions made in forming them, are contained in Exhibit 3, with Exhibit 4 showing projected income statement items as a percent of projected revenues and Exhibit 5 reflecting projected income statement item growth rates.

Projected Earnings

        The various approaches described above yield a range of prospective net income figures, which are summarized in Exhibit 6 and graphically depicted in
Exhibit 7. The projections contained in Exhibit 3 are deemed to be the most reliable estimates as to the future operating prospects of the Company, and are therefore utilized for valuation purposes. This approach yields projected earnings estimates for W. W. Clyde & Co. of $1,136,900 for 1997, $1,188,200 for 1998, $1,242,600 for 1999, $1,300,400 for 2000, and $1,361,600 for 2001. These
figures translate into earnings per share estimates of $12.03 for 1997, $12.57 for 1998, $13.14 for 1999, $13.75 for 2000, and $14.40 for 2001, based on 94,544 shares outstanding.

        A graphical comparison of these projected earnings figures for the 1997-2001 period with the actual adjusted earnings generated by the Company over the 1992-96 period is contained in Exhibit 8. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material. This is particularly the case with W. W. Clyde & Co., given the volatility of the Company's historical revenues and earnings.

                             Book/Liquidation Value

        The book value of a company, that is, the carrying balances of the equity accounts on the company's records, normally bears only a tenuous relationship to the market value of the firm's stock. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of W. W. Clyde & Co. as of December 31, 1996, the date of the most recent balance sheet available, was $34,947,000 or $370.00 per share, based on 94,544 shares outstanding.

        A common alternative measure of book value is the liquidation value of the business. A quitting concern concept, it is normally not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what the assets of the company could be sold for (net of liabilities), but is rather a function of how those assets can be utilized in generating revenue and net income. Furthermore, given that W. W. Clyde & Co. has been in existence for some 71 years, it does not appear likely that the Company will be liquidated in the foreseeable future. Company management has indicated that it has no plans to liquidate the Company.

        Nevertheless, liquidation value does serve a useful role as a valuation benchmark. At the very least, it approximates the value of the residual assets distributable to shareholders were the business to be wound up with all obligations discharged. It is particularly germane in the case of W. W. Clyde & Co., since the Company's liquidation value appears to well above its value as a going concern (in the context of the contemplated consolidation of the Company with the other three related companies), and is therefore deemed herein to be the most appropriate measure of its fair market enterprise value.

        Exhibit 9 contains a hypothetical liquidation value schedule for W. W. Clyde & Co. as of December 31, 1996 (the date of the most recent balance sheet available). Liquidation value is defined as the difference between the realizable value of all assets and the realizable value of all liabilities, assuming an orderly liquidation of the Company. In reviewing Exhibit 9, the assumptions that underlie the subjective estimates of the realization rates are critical. Due care has been taken to keep these assumptions as reasonable as possible, but precision is not implied. As can be seen, the liquidation value of
W. W. Clyde & Co. as of December 31, 1996 is estimated to be $62,100,000 or $657.00 per share. As previously discussed, this figure is deemed to be the best indicator of the fair market enterprise value of the Company as of June 30, 1997.

                                Transaction Value

        Transaction value is the value at which shares of the subject security were sold recently. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

        We are aware of no recent transactions involving the common stock of W.
W. Clyde & Co., nor of any acquisition offers for the Company. Consequently, transaction value cannot be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                                  Market Value

        The market value approach attempts to determine the value of W. W. Clyde & Co. as if its shares were traded on an exchange in an active, public market. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to cash flow ratio, which is the ratio of the market price of a share of stock to the operating cash flow (net income plus depreciation) per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share. Appropriate ratios for W. W. Clyde & Co. can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

        The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect those earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the market place as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participant investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

        Ideally, market value ratios for W. W. Clyde & Co. should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many heavy construction contractors with operations similar to those of W. W. Clyde & Co. are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of W. W. Clyde & Co. Therefore, a group of much larger, publicly traded heavy construction contractors/engineering firms is selected as being representative of the industry in which the Company operates.

        Exhibit 10 presents the names and brief descriptions of a sample group of 19 companies considered representative of the industry of which W. W. Clyde & Co. is a member. Although these companies obviously differ from W. W. Clyde & Co., the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and W. W. Clyde & Co. are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

        In 1996, W. W. Clyde & Co. had mixed profitability ratios when compared with the average experience of the sample group of public companies. The Company's net margin of 4.2% was well above the sample group average figure of 2.1%. The Company's adjusted return on assets was similar to that of the sample group average (3.2% vs. 3.5%); however, its adjusted return on equity was significantly below the sample group average figure (3.5% vs. 10.2%).

        W. W. Clyde & Co. appears to have much lower financial risk when compared with the average company in the sample group. The Company had a 1996 long-term debt to equity ratio of only 0.7%, well below the sample group average figure of 42.5%. Furthermore, the Company's current ratio of 15.0 times was well above the sample group average figure of 1.8 times, suggesting much better relative liquidity.

        W. W. Clyde & Co.'s revenues declined by 10.6% in 1996 and at a compound annual rate of 7.4% over the 1992-96 period. Conversely, the sample group experienced average compound annual revenue growth of 7.8% per year over the last five years and similar revenue growth of 7.9% in 1996. The Company's revenues are projected to grow over the 1997-2001 period at a compound annual rate of 5.0%, increasing from the 1996 figure of $19.1 million to a projected level of $24.3 million in 2001. This projected growth rate is well below the average compound annual revenue growth rate forecast for the companies in the sample group by Value Line Investment Survey of 10.8% over the next five years.

        W. W. Clyde & Co.'s adjusted net income declined by 55.6% in 1996 and at a compound annual rate of 23.0% over the 1992-96 period. Conversely, the sample group had average compound annual earnings growth of 7.8% per year over the last five years and 3.4% during the most recent year. The Company's earnings are projected to grow at a compound annual rate of 11.3% over the 1997-2001 period, from the 1996 adjusted figure of $796,800 to a projected level of $1,361,600 in 2001. This projected growth rate is somewhat below the average compound annual earnings growth rate projected by Wall Street analysts over the next five years for the companies in the sample group of 14.2% (Source: First Call Earnings Estimates).

        In summary, W. W. Clyde & Co. appears to have somewhat inferior overall investment quality when compared with the publicly traded firms in the sample group, with its higher net margin and lower financial risk being more than offset, in our opinion, by its smaller size, its relative absence of geographical diversification, its lower return on invested equity capital, its lower historical revenue and earnings growth, and its lower future revenue and earnings growth prospects.

        Exhibit 11 displays the market value ratios of the companies in the publicly traded sample group as of June 30, 1997. To the sample group's mean price-earnings ratio of 15.0, mean price to cash flow ratio of 7.5, mean price to revenue ratio of 32.9%, and mean price to book ratio of 149.5%, a 20% discount is applied to reflect the inferior overall investment quality of W. W. Clyde & Co. relative to that of the publicly traded firms in the sample group, as discussed above. To the resulting figures is applied an additional 30% discount to reflect the lack of marketability of the Company's shares, being privately held, relative to the ready marketability of the publicly traded shares of the sample group companies. Finally, a partially offsetting premium of 30% is applied to the resulting figures to reflect valuation of the Company on an enterprise value (controlling interest) basis. The result is a net discount of 27% deemed to be applicable to the mean market value ratios of the sample group in valuing W. W. Clyde & Co. on an enterprise value basis.

        Application of the resulting adjusted price-earnings ratio of 11.0 to W.
W. Clyde & Co.'s average adjusted net income over the 1992-96 period of $1,498,700 (see Appendix A) yields a market value estimate of $16,486,000. To this figure is added the estimated pro-rata value of the Company's 34.77% equity interest in Geneva Rock Products. HVA has estimated the fair market enterprise value of Geneva Rock Products to be $101,000,000 as of June 30, 1997. W. W. Clyde & Co.'s pro-rata share of this total value is therefore $35,118,000 (or $101,000,000 x .3477). Adding this figure to the above derived price-earnings value of $16,486,000 yields a market value estimate of $51,604,000 or $546.00 per share.

        Application of the resulting price to cash flow ratio of 5.5 times to W.
W. Clyde & Co.'s average adjusted operating cash flow (net income plus non-cash depreciation expense) over the 1992-

96 period of $2,963,500 yields a market value estimate of $16,299,000. Adding to this figure the estimated value of the Company's equity interest in Geneva Rock Products of $35,118,000 yields a market value estimate of $51,417,000 or $544.00 per share.

        Application of the resulting price to revenue ratio of 24.0% to the Company's average revenues over the 1992-96 period of $22,678,700 yields a market value estimate of $5,443,000. Adding to this figure the estimated value of the Company's equity interest in Geneva Rock Products of $35,118,000 yields a market value estimate of $40,561,000 or $429.00 per share.

        Finally, application of the resulting price to book ratio of 109.1% to the Company's December 31, 1996 adjusted book value (excluding the book carrying value of its investment in Geneva Rock Products of $19,882,000) of $15,065,000 (or $34,947,000 - $19,882,000) yields a market value estimate of $16,436,000.
Adding to this figure the estimated value of the Company's equity interest in Geneva Rock Products of $35,118,000 yields a market value estimate of $51,554,000 or $545.00 per share.

        Each of these market value figures is as of June 30, 1997, and each will be considered in arriving at a final estimate of the fair market enterprise value of W. W. Clyde & Co. as of that date.

                                  Income Value

        The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholder. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

        The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain - income might be less than expected and/or income might materialize later than expected - this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

        The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's shares, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

        1. Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

        2. A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

        3. On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

        Thus, it is possible to estimate an "objective" valuation of a security based on a discount rate derived from the market.

        Exhibit 12 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities. As can be seen, the rate of return required on a typical common stock is 9.0% above the prevailing rate of inflation (or 14.0%, assuming a long-term expected inflation rate of 5.0%). An investor would require from his holding of a controlling interest in W. W. Clyde & Co. securities a return estimated to be 2.0% above the average yield available in the common stock market (or 16.0%). It is reasonable for him to require a premium on the general market because of industry- and Company-specific risk characteristics (e.g., the competitive and cyclical nature of the heavy construction industry; the smaller size of the Company; the relative nonmarketability of its shares; its relative absence of geographical diversification; and the uncertainty relating to its ability to achieve future projected earnings levels, particularly given both the cyclicality inherent in the construction industry and the declines in both revenues and earnings which the Company has experienced over the last five years). These risk factors are offset in part by a risk reduction for valuation of the Company on an enterprise value (controlling interest) basis.

        The estimated required rate of return of 16.0% is a function of the returns available on the sample group of publicly traded heavy construction/engineering firms referred to in the Market Value section of this report, as quantitatively estimated by the Capital Asset Pricing Model and the Gordon Growth Model, plus an additional risk premium for the Company-specific risk characteristics previously alluded to, less a partially offsetting risk reduction for valuation on a controlling interest basis.

        The income valuation model used is based on the assumption that the firm's earnings are retained in total and dividend payments deferred until a specified year when the firm begins paying all of its earnings as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the firm's internally financed growth ceases. In the absence of new external financing, the firm reaches a "steady state" and earnings remain constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

        If it is assumed that all of W. W. Clyde & Co.'s future projected net income (see Exhibit 3) will be available to be paid out as dividends from the valuation date forward, and if it is further assumed that post-2001 net income will remain constant in real terms, or will grow in nominal terms at an expected long-term rate of inflation of 5.0% from the 2001 projected figure of $1,361,600, an income value estimate of $10,214,000 is derived. As was the case with the values derived using the market value approach, to this figure is added the estimated value of the Company's equity interest in Geneva Rock Products of $35,118,000, resulting in a total income value estimate of $45,332,000 or $479.00 per share. This figure will be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                             SUMMARY AND CONCLUSION

        Four approaches have been utilized to estimate the fair market enterprise value of W. W. Clyde & Co. as of June 30, 1997: book/liquidation value, transaction value, market value, and income value. The outcomes are summarized below:


                                                                                   Value
Valuation Method              Value Estimate        Per Share     Weight        Contribution
----------------              --------------       ----------     ------        ------------
Book Value                     $34,947,000          $370.00          0%         $         0

Liquidation Value              $62,100,000          $657.00        100%         $62,100,000

Market Value:
  Price-Earnings               $51,604,000          $546.00          0%         $         0
  Price to Cash Flow           $51,417,000          $544.00          0%         $         0
  Price to Revenue             $40,561,000          $429.00          0%         $         0
  Price to Book                $51,554,000          $545.00          0%         $         0

Income Value                   $45,332,000          $479.00          0%         $         0
                                                                   ---           ----------

                                                                  100%
                                                                  ====
Final Total Value Estimate                                                      $62,100,000
                                                                                ===========

Per Share (94,544 shares outstanding):                                          $    657.00
                                                                                ===========

        Considering the assumptions of each method and weighing the relative justifications of each, it is our opinion that a reasonable estimate of the fair market enterprise value of W. W. Clyde & Co. as of June 30, 1997 (upon contemplated consolidation of the Company with the three other aforementioned related companies, Geneva Rock Products, Inc., Utah Service, Inc., and Beehive Insurance Agency, Inc.) is $62,100,000 or $657.00 per share, based on 94,544 shares outstanding. As previously mentioned, the Company's liquidation value has been estimated to be well above its value as a going concern (in the context of the aforementioned consolidation), and has therefore been deemed to be the most appropriate measure of its fair market enterprise value.

                                    EXHIBITS

                                    EXHIBIT 1

                                W. W. CLYDE & CO.
                            SELECTED FINANCIAL RATIOS


                                                                                                                 1992-96
                                                 1992         1993          1994          1995        1996       Average
                                               -------      -------       -------       -------     -------      -------
GROWTH

Revenue Growth (%)                             --              4.0         (24.9)          5.5       (10.6)        (7.4)
Net Income Growth (%)                          --            (10.8)        (69.7)        193.2       (55.6)       (23.0)
Operating Cash Flow Growth (%)                 --             (2.4)        (38.0)         70.6       (25.1)        (6.2)
Dividend Growth (%)                            --             11.1           0.0           0.0       (40.0)        (9.6)

COST CONTROL

Cost of Construction/Revenues (%)                83.7         86.0          91.9          85.3        89.8         87.4
Gross Margin (%)                                 16.3         14.0           8.1          14.7        10.2         12.6
Operating Expenses/Revenues (%)                   5.0          4.7           6.5           5.9         7.6          5.9
Operating Margin (%)                             11.4          9.3           1.5           8.8         2.6          6.7
Interest Expense/Revenues (%)                     0.1          0.0           0.0           0.0         0.0          0.0

TURNOVER

Revenues/Receivables (x)                          8.4          4.8          10.3           7.9         7.0          7.7
Revenues/Fixed Assets (x)                         4.7          4.5           3.7           2.6         2.2          3.5
Revenues/Total Assets (x)                         1.1          1.1           0.9           0.9         0.8          1.0

PROFITABILITY

Net Margin (%)                                    8.8          7.5           3.0           8.4         4.2          6.4
Return on Assets (%)                              9.8          8.4           2.6           7.3         3.2          6.3
Return on Equity (%)                             11.1          9.5           2.9           8.1         3.5          7.0
Dividend Payout (%)                              37.5         46.8         154.4          52.6        71.2         72.5

RISK

Total Debt/Total Assets (%)                       5.7          4.6           3.3           3.1         3.0          3.9
Shareholders' Equity/Total Assets (%)            81.8         80.4          80.0          78.9        77.8         79.8
Long-Term Debt/Equity (%)                         0.0          0.0           0.0           0.0         0.7          0.1
Current Ratio (x)                                 9.7         11.4          14.7          12.6        15.0         12.7
Revenue Correlation                                                                                              (0.868)
Net Income Correlation                                                                                           (0.670)
Operating Cash Flow Correlation                                                                                  (0.343)

                                    EXHIBIT 2

                    SELECTED STATISTICS FOR W. W. CLYDE & CO.
                    AND OTHER HEAVY CONSTRUCTION CONTRACTORS


                                                                           Median
                                                   W. W. Clyde            of Other
                                                    & Co.(a)            Companies(b)
                                                   -----------          ------------

Number of Companies                                        1                  28
Total Assets ($000's)                                 44,916               8,348

BALANCE SHEET ITEMS

Current Assets as a % of Assets                         36.4                65.0
Cash as a % of Assets                                   26.4                17.6
Accounts Receivable as a % of Assets                     6.1                35.3
Costs & Est. Earnings as a % of Assets                   2.6                 5.6
Inventory as a % of Assets                               0.4                 1.9
Net Fixed Assets as a % of Assets                       19.3                29.8

Current Liabilities as a % of Assets                     2.4                46.0
Long-Term Debt as a % of Assets                          0.6                10.5
Total Debt as a % of Assets                              3.0                56.5
Net Worth as a % of Assets                              77.8                41.0

INCOME STATEMENT ITEMS

Annual Revenues ($000's)                              19,056              20,344

Gross Profit as a % of Revenues                         10.2                11.3
Operating Expenses as a % of Revenues                    7.6                 8.7
Operating Income as a % of Revenues                      2.6                 2.6
Income Before Tax as a % of Revenues                     6.6                 2.8

TURNOVER RATIOS

Accounts Receivable Turnover (x)                         7.0                 8.1
Fixed Asset Turnover (x)                                 2.2                 8.2
Total Asset Turnover (x)                                 0.8                 2.4

PROFITABILITY

Before-Tax Return on Assets (%)                          5.1                 5.7
Before-Tax Return on Equity (%)                          5.6                17.6

RISK

Current Ratio (x)                                       15.0                 1.3
Interest Coverage Ratio (x)                               NM                 5.3
Total Debt/Equity (x)                                    0.0                 1.9


Notes:  (a) Year ended December 31, 1996
        (b) Fiscal years ended April 1, 1995 through March 31, 1996



Source: Annual Statement Studies, 1996 edition, Robert Morris Associates,
        Philadelphia, PA

                                    EXHIBIT 3

                                W. W. CLYDE & CO.
                           PROJECTED INCOME STATEMENTS
                                   (in $000's)


For Year Ending December 31:

                                 1997           1998           1999           2000           2001
                               --------       --------       --------       --------       --------

CONSTRUCTION REVENUES          20,008.3       21,008.7       22,059.1       23,162.1       24,320.2

COST OF CONSTRUCTION           17,487.2       18,361.6       19,279.7       20,243.7       21,255.8
                               --------       --------       --------       --------       --------

GROSS PROFIT                    2,521.0        2,647.1        2,779.4        2,918.4        3,064.3

OPERATING EXPENSES              1,486.5        1,531.1        1,577.0        1,624.3        1,673.1
                               --------       --------       --------       --------       --------

INCOME FROM OPERATIONS          1,034.5        1,116.0        1,202.4        1,294.1        1,391.3

INTEREST EXPENSE                    0.0            0.0            0.0            0.0            0.0

OTHER INCOME                      770.0          770.0          770.0          770.0          770.0
                               --------       --------       --------       --------       --------

EARNINGS BEFORE TAX             1,804.5        1,886.0        1,972.4        2,064.1        2,161.3

INCOME TAX                        667.7          697.8          729.8          763.7          799.7
                               --------       --------       --------       --------       --------

NET INCOME                      1,136.9        1,188.2        1,242.6        1,300.4        1,361.6
                               ========       ========       ========       ========       ========

                                    EXHIBIT 3
                                   (continued)

                                W. W. CLYDE & CO.
                   ASSUMPTIONS TO PROJECTED INCOME STATEMENTS


1. Construction revenue is assumed to grow at a compound annual rate of 5.0% from the 1996 figure of $19,055,500 throughout the forecast period. This projected growth rate is well above the compound annual revenue decline experienced by the Company over the 1992-96 period of 7.4%, but is similar to the revenue growth generated by the Company in both 1993 and 1995 of 4.0% and 5.5%, respectively.

2. Cost of construction is assumed to remain constant at the 1992-96 average figure of 87.4% of construction revenue throughout the forecast period.

3. Operating expenses are assumed to grow at a compound annual rate of 3.0% from the 1996 figure of $1,443,200 throughout the forecast period, identical to the compound annual growth rate in operating expenses experienced by the Company over the 1992-96 period of 3.0% per year.

4. Interest expense is assumed to be negligible throughout the forecast period, consistent with the virtual absence of interest expense over the 1992-96 period as well as the present absence of long-term debt.

5. Other income (comprised of interest income, gain on sale of fixed assets, and miscellaneous income) is assumed to remain constant at the 1996 figure of $770,000 (rounded) throughout the forecast period. This figure is also similar to the 1992-96 period average figure of $760,000 (rounded).

6. Income tax is assumed to remain constant at a combined federal and state corporate income tax rate of 37% of projected pre-tax earnings throughout the forecast period.

7. Free cash flow is defined as net income plus non-cash depreciation expense less capital expenditures. Depreciation expense and capital expenditures are assumed to offset each other throughout the forecast period, consistent with the experience of the Company throughout most of the 1992-96 period. With the exception of 1995, during which the Company incurred very large capital expenditures (totaling $4.55 million), the Company had average annual capital expenditures of $1.53 million and very similar average non-cash depreciation expense of $1.41 million. In other words, non-cash depreciation expense is assumed to be sufficient in the future to fund required levels of capital expenditures. Consequently, free cash flow is projected to be identical to net income throughout the forecast period.

                                    EXHIBIT 4

                                W. W. CLYDE & CO.
   PROJECTED INCOME STATEMENT ITEMS AS A % OF PROJECTED CONSTRUCTION REVENUES


For Year Ending December 31:
                                                                                              1997-2001
                                 1997         1998         1999         2000         2001      Average
                               -------      -------      -------      -------      -------    ---------

CONSTRUCTION REVENUES           100.0        100.0        100.0        100.0        100.0       100.0

COST OF CONSTRUCTION             87.4         87.4         87.4         87.4         87.4        87.4
                                -----        -----        -----        -----        -----       -----

GROSS PROFIT                     12.6         12.6         12.6         12.6         12.6        12.6

OPERATING EXPENSES                7.4          7.3          7.1          7.0          6.9         7.2
                                -----        -----        -----        -----        -----       -----

INCOME FROM OPERATIONS            5.2          5.3          5.5          5.6          5.7         5.4

INTEREST EXPENSE                  0.0          0.0          0.0          0.0          0.0         0.0

OTHER INCOME                      3.8          3.7          3.5          3.3          3.2         3.5
                                -----        -----        -----        -----        -----       -----

EARNINGS BEFORE TAX               9.0          9.0          8.9          8.9          8.9         8.9

INCOME TAX                        3.3          3.3          3.3          3.3          3.3         3.3
                                -----        -----        -----        -----        -----       -----

NET INCOME                        5.7          5.7          5.6          5.6          5.6         5.6
                                =====        =====        =====        =====        =====       =====

                                    EXHIBIT 5

                                W. W. CLYDE & CO.
                PROJECTED INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                                              1996-2001
For Year Ending December 31:                                                                   Compound
                                                                                                Annual
                                 1997         1998         1999         2000         2001       Growth
                               -------      -------      -------      -------      -------    ---------


CONSTRUCTION REVENUES             5.0          5.0          5.0          5.0          5.0        5.0

COST OF CONSTRUCTION              2.2          5.0          5.0          5.0          5.0        4.4
                                -----        -----        -----        -----        -----       -----

GROSS PROFIT                     30.0          5.0          5.0          5.0          5.0        9.6

OPERATING EXPENSES                3.0          3.0          3.0          3.0          3.0        3.0
                                -----        -----        -----        -----        -----       -----

INCOME FROM OPERATIONS          108.2          7.9          7.7          7.6          7.5       22.9

INTEREST EXPENSE                  0.0          0.0          0.0          0.0          0.0        0.0

OTHER INCOME                      0.3          0.0          0.0          0.0          0.0        0.1
                                -----        -----        -----        -----        -----       -----

EARNINGS BEFORE TAX              42.7          4.5          4.6          4.6          4.7       11.3

INCOME TAX                       42.7          4.5          4.6          4.6          4.7       11.3
                                -----        -----        -----        -----        -----       -----

NET INCOME                       42.7          4.5          4.6          4.6          4.7       11.3
                                =====        =====        =====        =====        =====       =====


Note: Projected growth rates are from 1996 income statement data (see Appendix
A)

                                    EXHIBIT 6

                                W. W. CLYDE & CO.
                       NORMALIZED AND PROJECTED NET INCOME


                                                    -----Net Income-----                     Implicit
                                                        (in $000's)                          Compound
                                                                                              Annual
Method                             1997        1998        1999        2000        2001       Growth*
------                             ----        ----        ----        ----        ----      --------

Regression Analysis:

  net income trend line             549         232         -84        -401        -717         NM
  net income log trend line         681         546         438         351         281       -18.8%



Past Averages:

  1992-96 average net
  margin of 6.4% applied
  to projected revenues           1,281       1,345       1,412       1,482       1,557         14.3%



Company Projections               1,137       1,188       1,243       1,300       1,362         11.3%




Final Projected Net Income        1,137       1,188       1,243       1,300       1,362         11.3%



Per Share ($0.00)                 12.03       12.57       13.14       13.75       14.40         11.3%


*  from 1996 net income figure of $796,800

                                   EXHIBIT 7
                               BEEHIVE INSURANCE
                          INCOME PROJECTION ESTIMATES


                              1997            1998             1999             2000             2001
                              ----            ----             ----             ----             ----
Trend                          549             232              -84             -401             -717
Log Trend                      681             546              438              351              281
Past Avgs.                    1281            1345             1412             1482             1557
                              ----            ----             ----             ----             ----
Final                         1137            1188             1243             1300             1362
                              ====            ====             ====             ====             ====


                      [INCOME PROJECTION ESTIMATES CHART]

                                   EXHIBIT 8
                               BEEHIVE INSURANCE
                      HISTORICAL AND PROJECTED NET INCOME


                   1992       1993       1994      1995       1996      1997       1998       1999       2000       2001
                   ----       ----       ----      ----       ----      ----       ----       ----       ----       ----
Net Income        2266.7     2021.9     612.5     1795.8     796.8     1136.9     1188.2     1242.6     1300.4     1361.6


                  [HISTORICAL AND PROJECTED NET INCOME CHART]

                                    EXHIBIT 9

                                W. W. CLYDE & CO.
                     HYPOTHETICAL LIQUIDATION VALUE SCHEDULE
                             AS OF DECEMBER 31, 1996
                                   (in $000's)


                                               Book       Liquidation
ASSETS                                        Value           Value
                                          ----------      -----------

CASH & SECURITIES (1)                       11,835.5         11,835.5

CONTRACTS RECEIVABLE (2)                     2,737.9          2,737.9

OTHER CURRENT ASSETS (3)                     1,783.3          1,783.3

GROSS PROPERTY & EQUIPMENT (4)              40,520.2         14,425.0

LESS: ACCUMULATED DEPRECIATION (4)         (31,842.6)             0.0
                                          ----------       ----------

NET PROPERTY & EQUIPMENT (4)                 8,677.6         14,425.0

INVESTMENT IN AFFILIATE (5)                 19,881.8         35,118.0
                                          ----------       ----------

TOTAL ASSETS                                44,916.1
                                          ==========

TOTAL ESTIMATED REALIZABLE
VALUE OF ASSETS                                              65,899.7
                                                             ========


LIABILITIES AND EQUITY

CURRENT LIABILITIES (6)                      1,091.9          1,091.9

ACCRUED PENSION COSTS (7)                      258.4            258.4

DEFERRED INCOME TAXES (8)                    8,618.6          1,194.6

STOCKHOLDERS' EQUITY                        34,947.2              0.0
                                          ----------       ----------

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                        44,916.1
                                          ==========

TOTAL ESTIMATED REALIZABLE
VALUE OF LIABILITIES                                          2,544.9
                                                           ==========

ESTIMATED LIQUIDATION VALUE (rounded)                       $63,354.8
                                                           ==========

LESS: LIQUIDATION COSTS (9)                                   1,231.3
                                                           ----------

ESTIMATED NET LIQUIDATION VALUE (ROUNDED)                  $62,100.00
                                                           ==========


PER SHARE (94,544 shares outstanding)                         $657.00
                                                           ==========

                                    EXHIBIT 9
                                   (continued)

                   NOTES TO HYPOTHETICAL LIQUIDATION SCHEDULE


(1) Cash and securities are assumed realizable at aggregate book carrying value of $11,835,500.

(2) Contracts receivable include current contracts of $2,191,900 and retentions of $546,000, and are assumed realizable at aggregate book carrying value of $2,737,900.

(3) Other current assets consist of costs and estimated earnings in excess of billings (contracts in progress) of $904,100, costs and estimated earnings in excess of billings (contracts completed) of $268,900, income taxes receivable of $405,700, inventories of $176,700, deferred income taxes of $25,500, and prepaid expenses of $2,400. Other current assets are assumed realizable at aggregate book carrying value of $1,783,300.

(4) Property and equipment consists of land, buildings and improvements, machinery and equipment, transportation equipment, and furniture and fixtures. All of the Company's equipment was appraised by Ronald W. Liese, C.A.G.A., of Equipment Consultants Co., a machinery and equipment appraisal and auction firm located in Boise, Idaho, at an aggregate value of $16,268,000 as of October 30, 1996. The Company's operating facilities, consisting of an office, shops and an equipment yard located on 10.71 acres of land in Springville, Utah, were assumed to have a value equal to the 1996 property tax appraised value of $477,700. The Company also owns 20 acres of undeveloped land (used by the Company to store surplus equipment) on the Provo/Springville border. This property was assumed to have a value equal to the 1996 property tax appraised value of $628,800. Finally, the Company owns 18 acres of undeveloped land in Lehi, Utah, for which it recently received a purchase offer (net of cost of water shares) of $425,000, and which is assumed to have a value equal to this figure.

     Consequently, the total value of the Company's property and equipment is estimated to be $17,800,000 (rounded). It is assumed that liquidation of this property and equipment would trigger capital gains taxes at an assumed combined federal and state corporate income tax rate of 37% on an assumed capital gain of $9,122,400 (or gross proceeds based on the above derived values of $17,800,000 less net depreciated book value of this property and equipment on the Company's balance sheet of $8,677,600). This would result in income taxes of $3,375,000, and net after-tax proceeds from the sale of the Company's property and equipment of $14,425,000.

                                    EXHIBIT 9
                                   (continued)

                   NOTES TO HYPOTHETICAL LIQUIDATION SCHEDULE


     It is beyond both the scope of this study and the level of HVA's expertise to make any independent investigations or verifications as to the values of the property and equipment or to ascertain the accuracy or reliability of either the machinery appraisal prepared by Mr. Liese or the property tax appraisals, and nothing contained herein should be construed as doing so. We have assumed such appraisals to be reasonably accurate, and as still reasonably reflecting the fair market value of the property and equipment as of the June 30, 1997 valuation date. HVA is not a real property or equipment appraisal firm, and does not hold itself out as having any expertise in these areas. The aforementioned appraisals constitute an integral part of our valuation analysis.

(5) Investment in affiliate consists of the Company's 34.77% ownership interest in Geneva Rock Products. HVA has estimated the fair market enterprise value of Geneva Rock Products to be $101,000,000 as of June 30, 1997. W. W. Clyde & Co.'s pro-rata share of this total value is therefore $35,118,000 (or $101,000,000 x
 .3477). Within The context of a "normal" liquidation of the Company, sale of its interest in Geneva Rock Products would trigger significant capital gains taxes. However, the Company's legal counsel and accountants have represented to us that the contemplated consolidation of the Company with the three other aforementioned related companies (Geneva Rock Products, Utah Service, Inc., and Beehive Insurance Agency, Inc.) will effectively preclude realization and payment of this capital gains tax in the future. Consequently, it is assumed that the Company would realize the full estimated pro-rata value of its investment in Geneva Rock Products of $35,118,000.

(6) Current liabilities consist of accounts payable in the amount of $498,500, subcontractors payable in the amount of $344,000, billings in excess of costs and estimated earnings on contracts in progress in the amount of $96,500, and other liabilities and accrued expenses in the amount of $152,900. Current liabilities are assumed payable in full at book carrying values aggregating $1,091,900.

(7) The Company has accrued pension costs in the amount of $258,400, assumed payable in full at this figure upon liquidation,

(8) Of the total deferred income tax figure of $8,618,600 reflected on the Company's books, $7,424,000 relates to the Company's unrealized capital gain on its investment in Geneva Rock Products, which, as previously mentioned, is expected to be permanently deferred upon the contemplated consolidation of the Company with the other three related companies, and is therefore eliminated in this analysis. The remaining deferred income taxes of $1,194,600 are assumed payable in full upon liquidation of the Company.

(9) It is assumed that the Company would incur liquidation costs (e.g., brokerage commissions, auction costs, ongoing general and administrative expenses, etc.) equal to 4% of the estimated realizable value of the Company's total assets (excluding its investment in Geneva Rock Products) of $30,781.700, resulting in estimated liquidation costs of $1,231,300.

                                   EXHIBIT 10

                                W. W. CLYDE & CO.
                              INDUSTRY SAMPLE GROUP


AMERON INTERNATIONAL supplies products and services used in the construction of pipeline facilities for various utilities. The company manufactures concrete cylinder pipe, prestressed concrete cylinder pipe, steel pipe and reinforced concrete pipe for water transmission, storm and industrial waste water and sewage collection. The company also supplies ready-mix concrete, concrete pipe, sand and aggregates, and box culverts to the construction industry, and manufactures steel and concrete poles for highway, street and outdoor lighting and for traffic signals.

ATKINSON (GUY F.) COMPANY provides a full range of construction, engineering, and related services to clients in industry, power generation, commercial building and government. The company provides construction and related engineering services to heavy civil (projects such as dams, hydroelectric developments, bridges, locks, tunnels, highways, and other large infrastructure-related projects), industrial, commercial, energy, natural resources, utility and government clients worldwide.

BAKER (MICHAEL) CORP. provides engineering consulting and design services, construction services, and operations and maintenance services to government, commercial and industrial clients. The company provides engineering and construction services for heavy and highway construction and other transportation infrastructure, general construction, and civil and water resource projects.

BFC CONSTRUCTION (formerly Banister Foundation) is a Canadian construction concern that specializes in civil, industrial, building, pipeline and underground utilities construction. The company constructs large scale energy developments, complex building structures, subways, bridges, dams and tunnels, oil and gas pipelines, natural gas distribution systems, hydroelectric, telephone and television conduits, water mains, sewers, nuclear projects, steam generators, and steam turbine systems.

DAMES & MOORE provides integrated engineering and environmental services, including civil and remedial design and construction services to its clients on a global basis. The company serves clients in both the private and public sectors, and over time has worked for roughly 31,000 clients. The company's services include engineering, construction, and other specialized consulting services, including civil and geotechnical engineering, seismic/earthquake engineering, water supply, transportation design, planning, and process/chemical engineering.

                                   EXHIBIT 10
                                   (continued)

                                W. W. & CLYDE CO.
                              INDUSTRY SAMPLE GROUP


DEVCON INTERNATIONAL produces and distributes ready-mix concrete, crushed stone, concrete block and asphalt, and distributes bulk and bagged cement in the eastern Caribbean. The company also conducts earthmoving, excavating and filling operations, and builds golf courses, roads and utility infrastructures in Florida and the Caribbean. The company has quarries, rock crushing plants, concrete batch plants, asphalt plants, and concrete block plants located throughout the Caribbean.

FLUOR CORP. is the largest international engineering and construction company based in the U.S. The company provides engineering, construction and related services on a worldwide basis to clients in the process, industrial, power and government, and diversified services business groups. Services provided include feasibility studies, conceptual design, engineering and procurement, project and construction management, construction, operation, maintenance and plant operations, technical services, quality control, site evaluation, environmental, and project financing.

FOSTER WHEELER is a diversified engineering and construction company. The company designs and builds petroleum refineries, chemical, pharmaceutical, and industrial plants, steam generators, pollution control equipment, and cogeneration and resource recovery facilities.

GRANITE CONSTRUCTION is one of the largest heavy construction contractors in the U.S. The company is also a large producer of sand, gravel, asphalt, and other construction materials. The company focuses primarily on the West and Southwest, and serves both public and private sector clients. Within the public sector, the company concentrates on infrastructure projects, including the construction of roads, highways, bridges, dams, tunnels, canals, mass transit facilities, and airports, and provides related services, such as demolition, excavation, paving, and tunneling. Within the private sector, the company performs site preparation services for buildings, plants, subdivisions, and other facilities.

HARDING LAWSON ASSOCIATES provides engineering, environmental and construction services. The company provides civil and geotechnical engineering services, as well as services during construction, either independently or in support of the company's other services. The company provides services for some 1,100 clients.

ICF KAISER INTERNATIONAL is one of the nation's largest engineering, construction and consulting services companies, providing fully integrated engineering, construction and consulting services to public and private sector clients in the related markets of environment, infrastructure, energy, and industry.

                                   EXHIBIT 10
                                   (continued)

                                W. W. & CLYDE CO.
                              INDUSTRY SAMPLE GROUP


INSITUFORM TECHNOLOGIES is involved in the provision of trenchless pipeline rehabilitation systems and technologies. The company utilizes state-of-the-art processes to repair sewers, tunnels, and pipelines, usually without excavation and with minimal disruption of traffic and commercial activity. The company markets its services to governmental and industrial customers throughout the world.

JACOBS ENGINEERING GROUP is one of the largest professional service firms in the United States, providing engineering, design and consulting services, construction and construction management services, and process plant maintenance services to a wide range of industrial, commercial, and governmental clients in the U.S., the United Kingdom, and Ireland.

MORRISON KNUDSEN (formed from the acquisition of Morrison Knudsen Corp. by Washington Construction Group) is a construction company with operations in infrastructure, contract mining, environmental remediation, and commercial construction, serving government and private customers in the United States. When providing construction services, the company enters into three basic types of contracts: fixed-price or lump-sum contracts providing for a single price for the total amount of work to be performed and unit-price contracts providing for a fixed price for each unit of work performed; and cost-type contracts providing for reimbursement of costs plus a fee. In June 1997, the company received two contracts totaling $77 million to perform highway expansion projects from the California Department of Transportation.

PERINI CORP. is one of the largest general contractors in all phases of the construction industry, operating throughout the U.S., Canada, the Middle East, the Pacific region, Africa, and South America. The company performs heavy contracting, including civil construction and rehabilitation of highways, subways, tunnels, dams, bridges, airports, marine projects, piers, and waste and water treatment facilities. The company also provides general contracting services for commercial construction projects, as well as management and design/build services.

STONE & WEBSTER provides complete engineering, design, consulting and construction services for refining, power, petrochemical, industrial, governmental, transportation, and civil works projects throughout the world. Consulting services are furnished to customers for plans developed by others.

                                   EXHIBIT 10
                                   (continued)

                                W. W. & CLYDE CO.
                              INDUSTRY SAMPLE GROUP


STV GROUP provides engineering, consulting, design and construction services on various projects for the U.S. federal government, state and local governments, foreign governments, and private industry. The company's services include civil, highway, bridge, airport, architectural, defense systems, industrial process, and transportation engineering and construction. Approximately 50% of the company's revenues are derived from state and local government contracts, 29% from private contracts, and 19% from U.S. government contracts.

UNITED DOMINION INDUSTRIES provides construction and engineering products and services. The company undertakes engineering and construction contracts throughout the world for a variety of public and private sector clients.

URS CORP. offers a broad range of planning, design, and program- and construction-management services for engineering, architectural, and environmental projects. The company offers conceptual design and technical and economic feasibility studies, computerized mapping, architectural and interior design, civil and geotechnical engineering, process design, and seismic analysis and design. The company also offers program and construction management services, including master scheduling of both the design and construction phases, construction and life-cycle cost estimating, cash flow analysis, value engineering, constructability reviews, and bid management. The company's clients include local, state, and federal government agencies and private-sector businesses. The company focuses on the infrastructure market, which includes surface and air transportation systems, institutional and commercial facilities, and environmental programs. Surface and air transportation systems involve all types of transportation systems and networks such as highways, bridges, mass transit systems, airports, and marine facilities. The company also provides architectural and engineering services toward the construction of low-maintenance, energy-efficient commercial and industrial buildings.



Sources:  Standard & Poor's Stock Reports

          Value Line Investment Survey
          Morningstar Equities

                                   EXHIBIT 11

                                W. W. CLYDE & CO.
                             MARKET VALUE RATIOS FOR
                            THE INDUSTRY SAMPLE GROUP
                               AS OF JUNE 30, 1997


                                   Price-      Price to   Price to     Price to
                                  Earnings    Cash Flow   Revenue       Book
                                   Ratio        Ratio      Ratio        Ratio
Company                             (x)          (x)        (%)          (%)
-------                           -------     ---------   --------     --------

Ameron International                12.4         6.5        42.4        143.1
Atkinson (Guy F.) Company           15.8         7.2        12.8         71.1
Baker (Michael) Corp.               13.5         6.2        13.2        109.8
BFC Construction                    15.6         7.8        17.0        104.9
Dames & Moore                       13.6         9.2        49.1        152.0
Devcon International                 NE          5.2        30.3         34.0
Fluor Corp.                         15.9         8.6        30.5        242.0
Foster Wheeler                      17.3         9.8        37.7        232.8
Granite Construction                13.3         5.5        39.0        154.0
Harding Lawson Associates           10.9         5.9        27.8         70.6
ICF Kaiser International            15.8         4.9         4.8        181.6
Insituform Technologies             18.2         5.8        54.0        131.0
Jacobs Engineering                  15.6        10.9        38.3        215.4
Morrison Knudsen                     NM          NM         74.3        229.4
Perini Corp.                         6.8         3.9         2.9        112.2
Stone & Webster                     26.7        14.0        45.3        172.6
STV Group                           19.4         8.1        15.1        130.5
United Dominion Industries          11.0         7.1        51.9        122.8
URS Corp.                           14.0         9.1        38.7        231.3
                                   -----       -----       -----        -----

Mean                                15.0         7.5        32.9        149.5


NE = negative earnings
NM = not meaningful


Sources:  Standard & Poor's Stock Reports
          Value Line Investment Survey
          Morningstar Equities
          Barron's

                                   EXHIBIT 12

                             HISTORICAL STRUCTURE OF
                         YIELDS OBSERVABLE AND AVAILABLE
                             ON SELECTED SECURITIES


                               Historical
                               Return (1)                                      Differential
                               ----------                                      ------------

Inflation                            3.2%
                                                      Real Interest                    0.6%
U.S. Treasury Bills                  3.8%
                                                      Maturity Premium                 1.7%
Long-Term Government Bonds           5.5%
                                                      Default Premium                  0.5%
Long-Term Corporate Bonds            6.0%
                                                      Ownership Premium                6.5%
Common Stocks                       12.5%


       Total Differential                                                              9.3%
                                                                                       ====


(1)  Arithmetic Mean


Note: Differential represents difference between historical returns (e.g., real interest = return on treasury bills less inflation)


Source:  Ibbotson Associates, 1996 Stocks, Bonds, Bills and Inflation Yearbook

                                   APPENDIX A







                                W. W. CLYDE & CO.



                           FINANCIAL STATEMENT SUMMARY

                                W. W. CLYDE & CO.

                          INCOME STATEMENTS (in $000's)


For Year Ending December 31:
                                                                                                                       1992-96
                                        1992            1993            1994            1995            1996           Average
                                      --------        --------        --------        --------        --------        --------

CONSTRUCTION REVENUE                  25,879.1        26,911.0        20,222.2        21,325.5        19,055.5        22,678.7

COST OF CONSTRUCTION                  21,658.2        23,139.0        18,590.2        18,198.9        17,115.5        19,740.4
                                      --------        --------        --------        --------        --------        --------

GROSS PROFIT                           4,220.9         3,772.0         1,632.0         3,126.6         1,940.0         2,938.3

OPERATING EXPENSES                     1,283.4         1,266.7         1,321.3         1,255.0         1,443.2         1,313.9
                                      --------        --------        --------        --------        --------        --------

INCOME FROM OPERATIONS                 2,937.5         2,505.3           310.7         1,871.6           496.8         1,624.4

INTEREST EXPENSE                          17.5             0.0             1.5             0.0             0.0             3.8

OTHER INCOME:
Interest Income                          577.7           638.3           547.3           697.0           640.7           620.2
Gain on Sale of Fixed Assets              60.1             5.0            29.7           196.2            63.5            70.9
Other Income                              40.2            60.7            86.1            85.7            63.7            67.3
                                      --------        --------        --------        --------        --------        --------

TOTAL OTHER INCOME                       678.0           704.0           663.1           978.9           767.9           758.4

EARNINGS BEFORE TAX                    3,598.0         3,209.3           972.3         2,850.5         1,264.7         2,379.0

INCOME TAX (37%)                       1,331.3         1,187.4           359.8         1,054.7           467.9           880.2
                                      --------        --------        --------        --------        --------        --------

NET INCOME                             2,266.7         2,021.9           612.5         1,795.8           796.8         1,498.7
                                      ========        ========        ========        ========        ========        ========


ADD: DEPRECIATION                      1,110.5         1,275.2         1,431.0         1,691.2         1,815.7         1,464.7
                                      --------        --------        --------        --------        --------        --------

OPERATING CASH FLOW                    3,377.2         3,297.1         2,043.5         3,487.0         2,612.5         2,963.5
                                      ========        ========        ========        ========        ========        ========


DIVIDENDS                                850.9           945.4           945.4           945.4           567.3           850.9
                                      ========        ========        ========        ========        ========        ========


NOTES:

(1) 1992 data excludes gain of $315,900 on a one-time, nonrecurring sale of investment property
(2) 1993 data excludes a nonrecurring charge of $321,190 for cumulative effect of change in accounting for income taxes
(3) Equity in net earnings of affiliate (Geneva Rock Products, Inc.) is excluded in each year
(4) An assumed combined federal and state corporate income tax rate of 37% is applied to pre-tax earnings in each year

                                W. W. CLYDE & CO.

              INCOME STATEMENT ITEMS AS A % OF CONSTRUCTION REVENUE


For Year Ending December 31:
                                                                                                           1992-96
                                        1992          1993          1994          1995          1996       Average
                                       -----         -----         -----         -----         -----       -------

CONSTRUCTION REVENUE                   100.0         100.0         100.0         100.0         100.0        100.0

COST OF CONSTRUCTION                    83.7          86.0          91.9          85.3          89.8         87.4
                                       -----         -----         -----         -----         -----       -------

GROSS PROFIT                            16.3          14.0           8.1          14.7          10.2         12.6

OPERATING EXPENSES                       5.0           4.7           6.5           5.9           7.6          5.9
                                       -----         -----         -----         -----         -----       -------

INCOME FROM OPERATIONS                  11.4           9.3           1.5           8.8           2.6          6.7

INTEREST EXPENSE                         0.1           0.0           0.0           0.0           0.0          0.0

OTHER INCOME:
Interest Income                          2.2           2.4           2.7           3.3           3.4          2.8
Gain on Sale of Fixed Assets             0.2           0.0           0.1           0.9           0.3          0.3
Other Income                             0.2           0.2           0.4           0.4           0.3          0.3
                                       -----         -----         -----         -----         -----       -------

TOTAL OTHER INCOME                       2.6           2.6           3.3           4.6           4.0          3.4

EARNINGS BEFORE TAX                     13.9          11.9           4.8          13.4           6.6         10.1

INCOME TAX (37%)                         5.1           4.4           1.8           4.9           2.5          3.7
                                       -----         -----         -----         -----         -----       -------

NET INCOME                               8.8           7.5           3.0           8.4           4.2          6.4
                                       =====         =====         =====         =====         =====       =======


ADD: DEPRECIATION                        4.3           4.7           7.1           7.9           9.5          6.7
                                       -----         -----         -----         -----         -----       -------

OPERATING CASH FLOW                     13.1          12.3          10.1          16.4          13.7         13.1
                                       =====         =====         =====         =====         =====       =======


NOTES:
(1) 1992 data excludes gain of $315,900 on a one-time, nonrecurring sale of investment property
(2) 1993 data excludes a nonrecurring charge of $321,190 for cumulative effect of change in accounting for income taxes
(3) Equity in net earnings of affiliate (Geneva Rock Products, Inc.) is excluded in each year
(4) An assumed combined federal and state corporate income tax rate of 37% is applied to pre-tax earnings in each year

                                W. W. CLYDE & CO.

                     INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                                                                          1992-96
For Year Ending December 31:                                                                                              Compound
                                                                                                                           Annual
                                  1992              1993             1994              1995              1996              Growth
                                 ------            ------           ------            ------            ------            --------

CONSTRUCTION REVENUE                -                 4.0            (24.9)              5.5             (10.6)             (7.4)

COST OF CONSTRUCTION                -                 6.8            (19.7)             (2.1)             (6.0)             (5.7)
                                 ------            ------           ------            ------            ------            ------

GROSS PROFIT                        -               (10.6)           (56.7)             91.6             (38.0)            (17.7)

OPERATING EXPENSES                  -                (1.3)             4.3              (5.0)             15.0               3.0
                                 ------            ------           ------            ------            ------            ------

INCOME FROM OPERATIONS              -               (14.7)           (87.6)            502.4             (73.5)            (35.9)

INTEREST EXPENSE                    -              (100.0)            NM              (100.0)              0.0              NM

OTHER INCOME:
Interest Income                     -                10.5            (14.3)             27.4              (8.1)              2.6
Gain on Sale of Fixed Assets        -               (91.7)           494.0             560.6             (67.6)              1.4
Other Income                        -                51.0             41.8              (0.5)            (25.7)             12.2
                                 ------            ------           ------            ------            ------            ------

TOTAL OTHER INCOME                  -                 3.8             (5.8)             47.6             (21.6)              3.2

EARNINGS BEFORE TAX                 -               (10.8)           (69.7)            193.2             (55.6)            (23.0)

INCOME TAX (37%)                    -               (10.8)           (69.7)            193.2             (55.6)            (23.0)
                                 ------            ------           ------            ------            ------            ------

NET INCOME                          -               (10.8)           (69.7)            193.2             (55.6)            (23.0)
                                 ======            ======           ======            ======            ======            ======


ADD: DEPRECIATION                   -                14.8             12.2              18.2               7.4              13.1
                                 ------            ------           ------            ------            ------            ------

OPERATING CASH FLOW                 -                (2.4)           (38.0)             70.6             (25.1)             (6.2)
                                 ======            ======           ======            ======            ======            ======

DIVIDENDS                           -                11.1              0.0               0.0             (40.0)             (9.6)
                                 ======            ======           ======            ======            ======            ======


NOTES:
(1) 1992 data excludes gain of $315,900 on a one-time, nonrecurring sale of investment property
(2) 1993 data excludes a nonrecurring charge of $321,190 for cumulative effect of change in accounting for income taxes
(3) Equity in net earnings of affiliate (Geneva Rock Products, Inc.) is excluded in each year
(4) An assumed combined federal and state corporate income tax rate of 37% is applied to pre-tax earnings in each year

                                W. W. CLYDE & CO.

                           BALANCE SHEETS (in $000's)


As of December 31:

ASSETS                                            1992           1993           1994           1995           1996
                                                --------       --------       --------       --------       --------

CURRENT ASSETS:
Cash & Securities                               11,731.1       10,824.1       14,814.3       13,113.3       11,835.5
Contracts Receivable                             3,066.6        5,633.4        1,954.6        2,685.4        2,737.9
Costs in Excess of Billings on Contracts         2,540.6          801.9          637.6          269.8        1,173.0
Other Current Assets                               177.8          915.6          601.5          251.9          610.3
                                                --------       --------       --------       --------       --------

TOTAL CURRENT ASSETS                            17,516.1       18,175.0       18,008.0       16,320.4       16,356.7

PROPERTY & EQUIPMENT:
Land                                               285.0          285.0          285.0          285.0          285.0
Buildings & Improvements                           295.0          295.0          295.0          313.8          328.3
Machinery & Equipment                           25,769.4       26,915.6       27,442.7       31,676.8       33,033.8
Transportation Equipment                         6,168.7        6,635.7        6,734.1        6,546.0        6,745.7
Furniture & Fixtures                               180.6          182.8          212.2           92.5          127.4
Accumulated Depreciation                       (27,169.5)     (28,331.0)     (29,449.9)     (30,585.7)     (31,842.6)
                                                --------       --------       --------       --------       --------

NET PROPERTY & EQUIPMENT                         5,529.2        5,983.1        5,519.1        8,328.4        8,677.6

INVESTMENT IN AFFILIATE                          8,592.5       10,730.2       13,587.0       17,176.7       19,881.8
                                                --------       --------       --------       --------       --------

TOTAL ASSETS                                    31,637.8       34,888.3       37,114.1       41,825.5       44,916.1
                                                ========       ========       ========       ========       ========


LIABILITIES AND EQUITY


CURRENT LIABILITIES:
Accounts Payable                                 1,006.7        1,234.8          525.9          610.0          498.5
Income Taxes Payable & Deferred                    160.1           30.2           60.7          254.8            0.0
Billings in Excess of Costs on Contracts            60.5           31.6          281.0          195.6           96.5
Other Liabilities & Accrued Expenses               573.7          302.7          357.3          236.2          496.9
                                                --------       --------       --------       --------       --------

TOTAL CURRENT LIABILITIES                        1,801.0        1,599.3        1,224.9        1,296.6        1,091.9

ACCRUED PENSION COSTS                                0.0            0.0            0.0            0.0          258.4

DEFERRED INCOME TAXES                            3,969.1        5,229.7        6,190.3        7,539.3        8,618.6

STOCKHOLDERS' EQUITY                            25,867.7       28,059.3       29,698.9       32,989.6       34,947.2
                                                --------       --------       --------       --------       --------

TOTAL LIABILITIES & EQUITY                      31,637.8       34,888.3       37,114.1       41,825.5       44,916.1
                                                ========       ========       ========       ========       ========

                                W. W. CLYDE & CO.

                   BALANCE SHEET ITEMS AS A % OF TOTAL ASSETS


As of December 31:
                                                                                                                1992-96
ASSETS                                            1992         1993         1994         1995         1996      Average
                                                 -----        -----        -----        -----        -----      -------

CURRENT ASSETS:
Cash & Securities                                 37.1         31.0         39.9         31.4         26.4        33.1
Contracts Receivable                               9.7         16.1          5.3          6.4          6.1         8.7
Costs in Excess of Billings on Contracts           8.0          2.3          1.7          0.6          2.6         3.1
Other Current Assets                               0.6          2.6          1.6          0.6          1.4         1.4
                                                 -----        -----        -----        -----        -----       -----

TOTAL CURRENT ASSETS                              55.4         52.1         48.5         39.0         36.4        46.3

PROPERTY & EQUIPMENT:
Land                                               0.9          0.8          0.8          0.7          0.6         0.8
Buildings & Improvements                           0.9          0.8          0.8          0.8          0.7         0.8
Machinery & Equipment                             81.5         77.1         73.9         75.7         73.5        76.4
Transportation Equipment                          19.5         19.0         18.1         15.7         15.0        17.5
Furniture & Fixtures                               0.6          0.5          0.6          0.2          0.3         0.4
Accumulated Depreciation                         (85.9)       (81.2)       (79.3)       (73.1)       (70.9)      (78.1)
                                                 -----        -----        -----        -----        -----       -----

NET PROPERTY & EQUIPMENT                          17.5         17.1         14.9         19.9         19.3        17.7

INVESTMENT IN AFFILIATE                           27.2         30.8         36.6         41.1         44.3        36.0
                                                 -----        -----        -----        -----        -----       -----

TOTAL ASSETS                                     100.0        100.0        100.0        100.0        100.0       100.0
                                                 =====        =====        =====        =====        =====       =====


LIABILITIES AND EQUITY


CURRENT LIABILITIES:
Accounts Payable                                   3.2          3.5          1.4          1.5          1.1         2.1
Income Taxes Payable & Deferred                    0.5          0.1          0.2          0.6          0.0         0.3
Billings in Excess of Costs on Contracts           0.2          0.1          0.8          0.5          0.2         0.3
Other Liabilities & Accrued Expenses               1.8          0.9          1.0          0.6          1.1         1.1
                                                 -----        -----        -----        -----        -----       -----

TOTAL CURRENT LIABILITIES                          5.7          4.6          3.3          3.1          2.4         3.8

ACCRUED PENSION COSTS                              0.0          0.0          0.0          0.0          0.6         0.1

DEFERRED INCOME TAXES                             12.5         15.0         16.7         18.0         19.2        16.3

STOCKHOLDERS' EQUITY                              81.8         80.4         80.0         78.9         77.8        79.8
                                                 -----        -----        -----        -----        -----       -----

TOTAL LIABILITIES & EQUITY                       100.0        100.0        100.0        100.0        100.0       100.0
                                                 =====        =====        =====        =====        =====       =====

                                   APPENDIX B














                    ROBERT MORRIS ASSOCIATES INDUSTRY RATIOS




          CONTRACTORS - BRIDGE, TUNNEL & ELEVATED HIGHWAY CONSTRUCTION

     CONTRACTORS - BRIDGE, TUNNEL & ELEVATED HIGHWAY CONSTRUCTION SIC #1622


                    CURRENT DATA SORTED BY REVENUE
                     13            3              1             17
                                TYPE OF STATEMENT
      1              22            22             7             52
                     19            3                            22
      1              3                                          4
                     1                                          1
      1              4             3              3             11

             27(4/1-9/30/95)                    63(10/1/95-3/31/96)

    0-1MM          1-10MM       10-50MM       50 & OVER        ALL
      3              49            28            10             90
--------------- ------------- ------------- -------------- -------------
      %                    %             %              %             %
                        18.9          17.6           21.9          19.7
                        28.3          28.5           22.7          27.2
                         2.8           6.8            8.5           4.8
                         2.4           1.9            2.3           2.1

                         4.0           5.6            8.4           5.1
                         4.8           4.7            2.7           4.4
                        61.1          65.0           66.5          63.2
                        30.2          29.8           19.4          28.8
                         1.4            .6            6.8           1.7
                         1.5            .2            4.4           1.3
                         5.8           4.3            2.8           4.9
                       100.0         100.0          100.0         100.0
--------------- ------------- ------------- -------------- -------------


                         5.9           3.3            1.1           4.3
                        17.6          22.9           19.5          19.3
                         1.0           3.0            4.5           2.0
                         3.1           4.7            8.2           4.2

                         10.            .9             .5            .9
                         4.4           3.8            1.8           3.8
                         6.8           7.3            7.7           7.1
                        39.8          46.0           43.3          41.5
                        10.7          10.5            7.5          10.1
                         2.0           1.1            1.4           1.6
                         3.8           1.3            3.2           2.8
                        43.7          41.0           44.6          44.0
                       100.0         100.0          100.0         100.0
--------------- ------------- ------------- -------------- -------------


                       100.0         100.0          100.0         100.0
                        19.3          11.3            6.9          15.6
                        16.8           8.7            5.9          13.1
                         2.4           2.6            1.0           2.5
                          .1           -.2            -.3            .1
                         2.3           2.8            1.2           2.4
--------------- ------------- ------------- -------------- -------------


                         2.5           1.9            2.5           2.3
                         1.7           1.3            1.6           1.5
                         1.2           1.1            1.1           1.2
--------------- ------------- ------------- -------------- ------ ------
                         3.3           1.8            2.7           2.8
                         1.7           1.5            1.4   (89)    1.6
                         1.1           1.0             .9           1.1
--------------- ------------- ------------- -------------- ------ ------
                   32   11.5     32   11.4      34   10.8     32   11.3
                   43    8.5     45    8.1      47    7.7     44    8.3
                   62    5.9     69    5.3      63    5.8     63    5.8

--------------- ------ ------ ------ ------ ------- ------ ------ ------
                   18   20.3     21   17.2      15   25.0     18   20.1
                   30   12.2     38    9.6      36   10.2     33   11.2
                   45    8.1     63    5.8      52    7.0     49    7.4
--------------- ------ ------ ------ ------ ------- ------ ------ ------
                         6.0           8.5            7.6           6.7
                        11.8          17.4           11.5          13.1
                        39.1          40.9             NM          31.7
--------------- ------ ------ ------ ------ ------- ------ ------ ------
                         8.6          11.7                          9.6
                 (46)    3.6   (26)    5.3                  (84)    4.5
                         -.4           1.0                           .8
--------------- ------ ------ ------ ------ ------- ------ ------ ------
                         3.3           5.8                          4.2
                 (28)   1.8\   (17)    2.4                  (53)    2.1
                          .8           1.2                           .8
--------------- ------------- ------------- -------------- -------------
                          .4            .5             .3            .4
                          .6            .9             .5            .7
                         1.1           1.1             .9           1.0
--------------- ------------- ------------- -------------- -------------

                          .7            .6             .7            .6
                         1.5           1.9            1.7           1.6
                         2.5           2.9            3.3           2.6
--------------- ------ ------ ------ ------ ------- ------ ------ ------
                        26.1          28.0           15.7          25.5
--------------- ------ ------ ------ ------ ------- ------ ------ ------


                                                               COMPARATIVE HISTORICAL DATA
       # POSTRETIREMENT BENEFITS                              2             5              2             17

              Unqualified                      59             53            54            49             52
                Reviewed                       17             19            10            19             22
                Compiled                        1             3                            1             4
              Tax Returns                                                                  2             1
                 Other                          6             6             7             11             11

                                             4/1/91-       4/1/92-       4/1/93-        4/1/94-       4/1/95-
                                             3/31/92       3/31/93       3/31/94        3/31/95       3/31/96
                                               ALL           ALL           ALL            ALL           ALL
          NUMBER OF STATEMENTS                 83             81            71            82             90
----------------------------------------- -------------- ------------- ------------- -------------- -------------
                 ASSETS                               %             %             %              %             %
           Cash & Equivalents                      17.7          18.8          18.8           18.6          19.7
        A/R - Progress Billings                    26.9          28.3          31.0           31.4          27.2
         A/R Current Retention                      5.4           4.5           5.5            4.4           4.8
               Inventory                            3.0           1.6           2.6            2.3           2.1
          Cost & Est. Earnings
         In Excess of Billings                      4.8           4.3           4.6            2.9           5.1
           All Other Current                        3.6           4.4           4.9            3.8           4.4
             Total Current                         61.4          61.9          67.3           62.5          63.2
           Fixed Assets (net)                      30.1          28.7          24.8           29.2          28.8
      Joint Ventures & Investments                  1.3           1.7           1.3            1.1           1.7
           Intangibles (net)                         .3           1.1            .2             .7           1.3
         All Other Non-Current                      6.9           6.5           6.4            6.5           4.9
                 Total                            100.0         100.0         100.0          100.0         100.0
----------------------------------------- -------------- ------------- ------------- -------------- -------------

              LIABILITIES
       Notes Payable - Short Term                   4.5           4.7           5.8            3.8           4.3
              A/P - Trade                          16.3          18.1          21.4           18.3          19.3
            A/R - Retention                         1.2           1.0           2.3            1.3           2.0
      Billings in Excess of Costs                   3.7           4.3           3.6            3.8           4.2
            & Est. Earnings
          Income Taxes Payable                       .6            .6            .7             .3            .9
           Cur. Mat. - L/T/D                        4.9           4.3           3.1            4.2           3.8
           All Other Current                        5.5           5.5           4.9            6.0           7.1
             Total Current                         36.6          38.5          41.8           37.7          41.5
             Long Term Debt                        11.5          11.0          11.3           12.5          10.1
             deferred Taxes                         1.7           1.6           1.7            1.4           1.6
         All Other Non-Current                      1.5           2.1            .9            1.7           2.8
               Net Worth                           48.6          46.7          44.3           46.6          44.0
     Total Liabilities & Net Worth                100.0         100.0         100.0          100.0         100.0
----------------------------------------- -------------- ------------- ------------- -------------- -------------

               INCOME DATA
           Contract Revenues                      100.0         100.0         100.0          100.0         100.0
              Gross Profit                         15.3          18.0          13.9           16.0          15.6
           Operating Expenses                      13.1          16.8          12.8           13.4          13.1
            Operating Profit                       -2.1           1.2           1.1            2.6           2.5
        All Other Expenses (net)                    -.4           -.1           -.6             .1            .1
          Profit Before Taxes                       2.5           1.4           1.7            2.4           2.4
----------------------------------------- -------------- ------------- ------------- -------------- -------------

                 RATIOS
                                                    2.6           2.3           2.1            2.2           2.3
                Current                             1.6           1.5           1.6            1.6           1.5
                                                    1.2           1.2           1.2            1.2           1.2
----------------------------------------- -------------- ------------- ------------- ------- ------ ------ ------
                                                    3.3           2.7           2.8            3.0           2.8
          Receivables/Payables                      2.1           1.8           1.6    (80)    1.8   (89)    1.6
                                                    1.4           1.2           1.0            1.2           1.1
----------------------------------------- -------------- ------------- ------------- ------- ------ ------ ------
                                             35    10.4     38    9.5     42    8.6      37    9.9     32   11.3
          Revenues/Receivables               47     7.8     53    6.9     57    6.4      51    7.2     44    8.3
                                             64     5.7     65    5.6     74    4.9      74    4.9     63    5.8

----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
                                             19    19.7     22   16.7     26   14.0      17   21.5     18   20.1
       Cost of Revenues/Payables             27    13.5     34   10.6     39    9.3      33   11.0     33   11.2
                                             41     8.9     54    6.7     66    5.5      51    7.2     49    7.4
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
                                                    5.9           5.8           5.8            5.8           6.7
        Revenues/Working Capital                    9.8          12.0          11.1           10.4          13.1
                                                   27.2          32.6          20.0           22.1          31.7
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
                                                    9.5           9.7          12.4            8.6           9.6
             EBIT/Interest                 (76)     3.7   (71)    3.8   (66)    4.3    (77)    4.8   (84)    4.5
                                                    1.5           1.0           1.2            1.5            .8
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
                                                    3.5           4.0          10.4            5.3           4.2
       Net Profit + Depr., Dep.,           (52)     1.8   (51)    1.6   (35)    3.8    (47)    2.4   (53)    2.1
         Amort./Cur. Mat. L/T/D                      .9            .8           1.2            1.2            .8
----------------------------------------- -------------- ------------- ------------- -------------- -------------
                                                     .4            .4            .4             .4            .4
              Fixed Worth                            .6            .6            .6             .6            .7
                                                    1.0           1.1            .8            1.0           1.0
----------------------------------------- -------------- ------------- ------------- -------------- -------------

                                                     .6            .8            .7             .7            .6
               Debt/Worth                           1.2           1.3           1.4            1.3           1.6
                                                    2.0           2.1           2.2            2.2           2.6
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
         % Profit Before Taxes/                    29.9          21.7          21.5           24.1          25.5
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------

                 (48)   11.1          17.6           10.2   (89)   12.9
                        -3.8          -2.4          -22.2          -1.7
--------------- ------ ------ ------ ------ ------- ------ ------ ------
                        14.4          12.7            7.7          12.9
                         5.4           5.7            5.0           5.4
                        -3.0            .9           -5.8          -..9
------- ------- ------ ------ ------ ------ ------- ------ ------ ------
                         1.5           1.9             .6           1.5
                 (47)    2.5           2.5            1.3   (87)    2.5
                         4.1           3.3            2.5           3.6
--------------- ------------- ------------- -------------- -------------
                         2.3           1.1                          1.7
                 (24)    3.4   (12)    1.6                  (37)    2.6
                         5.0           2.5                          4.6
--------------- ------------- ------------- -------------- -------------

         1918M       212552M       569624M       3331861M      4115955M
          888M        99363M       233746M       1395581M      1729578M
--------------- ------------- ------------- -------------- -------------


           Tangible Net Worth                      15.2   (79)    7.4   (70)    8.7    (81)   11.9   (89)   12.9
                                                    1.9           -.3           1.0            2.4          -1.7
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
                                                   13.6           9.7           9.0            9.4          12.9
         % Profit Before Taxes/                     6.3           3.9           3.8            5.1           5.4
              Total Assets                          1.1           -.3            .5            1.1           -.9
----------------------------------------- ------ ------- ------ ------ ------ ------ ------- ------ ------ ------
                                                     .9           1.4           1.4            1.7           1.5
         % Depr., Dep., Amort./            (76)     2.3   (76)    2.5   (65)    2.6    (79)    3.0   (87)    2.5
                Revenues                            3.8           4.4           3.6            4.3           3.6
----------------------------------------- -------------- ------------- ------------- -------------- -------------
                                                    2.1           2.3           1.8            1.8           1.7
        % Officers', Directors',           (33)     3.1   (36)    3.6   (28)    2.6    (42)    2.5   (37)    2.6
         Owners' Comp/Revenues                      5.3           5.6           5.2            3.9           4.6
----------------------------------------- -------------- ------------- ------------- -------------- -------------

         Contract Revenues ($)                 1812640M      1716306M      2219162M       1713501M      4115955M
            Total Assets ($)                    625944M       876394M       928438M         749683      1729578M
----------------------------------------- -------------- ------------- ------------- -------------- -------------


(C)Robert Morris Associates 1996                                            M = $ THOUSAND       MM = $ MILLION
156858                                                             See Pages 1 through 21 for Explanation of Ratios and Data

                                   APPENDIX C














                        STATEMENT OF LIMITING CONDITIONS

                        STATEMENT OF LIMITING CONDITIONS


1. Neither HVA or its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

2. This report is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

3. HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

4. In preparing the valuation report, we used information provided by the Company. It has been represented by Company management that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections or other information prepared by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

5. The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

6. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy.

7. This engagement is limited to the production of the report, conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.

8. This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed as of the date of valuation.

9. David Dorton, CFA, ASA has met all current certification standards and is an accredited senior appraiser in good standing of the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the Business Valuation Standards I through IX set forth by the American Society of Appraisers in September 1992.

                                   APPENDIX D














                           PROFESSIONAL QUALIFICATIONS



                             DAVID DORTON, CFA, ASA

                            DAVID L. DORTON, CFA, ASA


PROFESSIONAL DESIGNATIONS          Chartered Financial Analyst (CFA)
                                   Accredited Senior Appraiser (ASA)
                                   Senior Member, American Society of Appraisers


ACADEMIC DEGREES                   B.S., University of Utah, Finance,
                                   Magna Cum Laude
                                   M.B.A., University of Utah


EMPLOYMENT                         HOULIHAN VALUATION ADVISORS
                                   Principal - 1986 to Present

                                   Houlihan Valuation Advisors provides
                                   professional services relative to business valuations, fairness and solvency opinions, economic loss analyses, and other valuation and economic issues. The firm has offices in Los Angeles, Orange County, San Francisco, San Carlos, Las Vegas, Salt Lake City, Denver, Kansas City, Chicago and Atlanta.

                                   WASATCH ADVISORS CONSULTING GROUP
                                   Managing Analyst - 1984 to 1986

                                   Wasatch Advisors provides investment advisory services. Wasatch Advisors Consulting Group provided corporate valuation, financial analysis and consulting services.

                                   JPS FINANCIAL CONSULTANTS Financial Analyst - 1981 to 1984

                                   JPS Financial Consultants provided corporate valuation and financial analysis services.


EXPERIENCE                         Has valued hundreds of privately held
                                   companies and businesses since 1981, as well as being a financial consultant for numerous companies. Has prepared numerous valuation studies, analyzed the relative merits of merger/acquisition proposals, analyzed and prepared opinion letters as to the fairness of such proposals, prepared solvency opinions, prepared ESOP feasibility studies, and been involved in a wide array of other financial analysis and consulting activities for clients. Has served as an expert witness on valuation, economic and financial matters in federal and state district courts on numerous occasions.

PROFESSIONAL SOCIETIES             Salt Lake City Society of Financial Analysts
                                   American Society of Appraisers, Past
                                   President, Salt Lake City Chapter Association for Investment Management and Research


OTHER                              Who's Who of Emerging Leaders in America
                                   Who's Who of Finance


SPEAKING ENGAGEMENTS               Has participated in many seminars and has
                                   spoken on valuation issues on numerous
                                   occasions.

                                   APPENDIX E














                  INTERNAL REVENUE RULING 59-60, 1959-1 CB 237

                          INTERNAL REVENUE RULING 59-60

SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds
(Also Section 2512.)
(Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

     In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

     Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporation stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2.  Background and Definitions

     .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (Sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

     .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state an addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.


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
     .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of the representative transaction as defined by the term "fair market value".

Section 3.  Approach to Valuation

     .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in the estate and gift tax cases. Often, an appraiser will find wide differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. As sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgment and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

     .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future income from a property decreases its value by INCREASE the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgment as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgment must be related to all of the other factors affecting value.

     .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in the volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

     .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of


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
     corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

          (a) The nature of the business and the history of the enterprise from its inception.

          (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

          (c) The book value of the stock and the financial condition of the business.

          (d)  The earning capacity of the company.

          (e)  The dividend-paying capacity.

          (f) Whether or not the enterprise has goodwill or other tangible value.

          (g) Whether or not the enterprise has goodwill or other tangible value.

          (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

     .02  The following is a brief discussion of each of the foregoing factors:

          (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relations to future expectancy.

          (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful that its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

          (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any


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
               assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

          (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officer's salaries, in total if they appear to be reasonable are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation and with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not product a realistic valuation. If, for instance, a record of


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
               progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is marginal operations, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

          (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on the dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

          (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

          (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced


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
               or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is not basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

          (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that the consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner. A company with a declining business and decreasing market is not comparable to one with a record of current progress and market expansion.

Section 5.  Weight to be accorded Various Factors

The valuation of closely held corporation stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

          (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

          (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual for these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it si necessary to capitalize the average or current results at some appropriate rate. A determination or the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. While variations will be found even for companies in the same industry. Moreover, the ration will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business; (2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means


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
whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as the death of stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.1






--------
1 Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.


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